Greenberg Traurig

05010427

August 10, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: ~~Suzano Bahia Sul Papel e Celulose S.A.~~ (the "Issuer")
File Number 82-3550 (*formerly* Companhia Suzano de Papel e Celulose)

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Minutes of Meeting of the Board of Directors, July 4, 2005;
2. Minutes of a Meeting of the Board of Directors, July 20, 2005;
3. Material Fact, July 20, 2005;
4. Press release, July 21, 2005;
5. Unconsolidated and Consolidated Quarterly Financial Information, June 30, 2005;
6. Convocation Notice, July 20, 2005.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
CHICAGO
DALLAS
DENVER
FORT LAUDERDALE
LOS ANGELES
MIAMI
NEW JERSEY
NEW YORK
ORANGE COUNTY, CA
ORLANDO
PHILADELPHIA
PHOENIX
SILICON VALLEY
TALLAHASSEE
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
WILMINGTON
ZURICH

Greenberg Traurig, LLP | Attorneys at Law | Met Life Building | 200 Park Avenue | New York, NY 10166
Tel 212.801.9200 | Fax 212.801.6400
www.gtlaw.com

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF Nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A., met on July 4, 2005, at 10 a.m., in the company's office at Av. Brigadeiro Faria Lima, 1355 – 9th floor, in the city of São Paulo, São Paulo State, the undersigned members being present. Mr. David Feffer assumed the chairmanship of the meeting and invited me, Fábio Eduardo de Pieri Spina, to be Secretary. The Chairman then explained that the meeting had been called to decide on the issuance of 169,340 (one hundred and sixty nine thousand, three hundred and forty) Class "B" book-entry preferred shares, at the price of R$ 11.97 (eleven Reais and ninety seven centavos) each, fixed under Section 5 of Decree 101 of 18 April 1991, totaling R$ 2,026,999.80 (two million and twenty six thousand, nine hundred and ninety nine Reais and eighty centavos), to be distributed and paid up in cash by the Northeast Investment Fund ("FINOR"), in accordance with Section 9 of Law 8167 of 16 January 1991. After consideration of the matter it was put to the vote and the Board of Directors, unanimously: **(i)** authorized the issuance of 169,340 (one hundred and sixty nine thousand, three hundred and forty) Class "B" book-entry preferred shares, not carrying the right to vote, with full share in the company's results and the right *pro rata temporis* to such dividends as may be declared from this date onward, at the price of R$11.97 (eleven Reais and ninety seven centavos) each, totaling R$ 2,026,999.80 (two million and twenty six thousand, nine hundred and ninety nine Reais and eighty centavos); **(ii)** stated that, in accordance with the specific law on tax incentives and Article 8 of the company's Bylaws, the present stockholders will not have right of first refusal to subscription of the shares which are the subject of the present issue; **(iii)** suspended the meeting for the time necessary for the subscription hereby authorized to take place; **(iv)** verified that FINOR subscribed, at sight, the total of 169,340 (one hundred and sixty nine thousand, three hundred and forty) Class "B" book-entry shares, in the amount of R$ 2,026,999.80 (two million and twenty six thousand, nine hundred and ninety nine Reais and eighty centavos), in accordance with a Subscription Bulletin delivered to the Committee of the Meeting. These shares will be fully paid up in cash by deposit in an account linked to Banco do Nordeste do Brasil S.A., in the name of the company, when these minutes are filed with the Commercial Board of the State of Bahia; **(v)** registered the receipt of this subscription; **(vi)** noted that as a result of the present subscription and future paying-up of these Class "B" book-entry preferred shares, the company's registered capital will change to R$ 1,479,990,325.42 (one billion, four hundred and seventy nine million, nine hundred and ninety thousand, three hundred and twenty five Reais and forty two centavos), made up of 285,446,513 (two hundred and eighty five million, four hundred and forty six thousand, five hundred and thirteen) shares without par value of which 102,374,458 (one hundred and two million, three hundred and seventy four thousand, four hundred and fifty eight) are ordinary, nominal shares, and 181,531,176 (one hundred and eighty one million, five hundred and thirty one thousand, one hundred and seventy six) are Class "A" book-entry preferred shares and 1,540,879 (one million, five hundred and forty thousand, eight hundred and seventy nine) are Class "B" book-entry preferred shares, and **(vii)** ordered the Executive Directors to apply for registry with the commercial board of the State of Bahia of the increase in the company's registered capital from R$ 1,477,963,325.62 (one billion, four hundred and seventy seven

million, nine hundred and sixty three thousand, three hundred and twenty five Reais and sixty two centavos) to R$ 1,479,990,325.42 (one billion, four hundred and seventy nine million, nine hundred and ninety thousand, three hundred and twenty five Reais and forty two centavos), as a result of the present issue. There being no further business the meeting was closed, these minutes written, read, recognized as a true report of the meeting, and signed by those present. São Paulo, July 4, 2005. David Feffer – Chairman of the meeting. Fábio Eduardo de Pieri Spina – Secretary. The Members of the Board of Directors: David Feffer, Daniel Feffer, Boris Tabacof, Antonio de Souza Corrêa Meyer, Claudio Thomaz Lobo Sonder, Jorge Feffer, Marco Antonio Bologna and Oscar de Paula Bernardes Neto.

This is a true copy of the original which has been written in the book provided for the purpose

Fábio Eduardo de Pieri Spina
Secretary

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF n° 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 20, 2005

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. ("the Company") met at 2 p.m. on July 20, 2005 at Avenida Brigadeiro Faria Lima 1355, 9th floor, in the city of São Paulo, São Paulo state. As well as the undersigned, the following were present by invitation: Mr. Murilo Cesar Lemos dos Santos Passos (Chief Executive Officer); Mr. Bernardo Szpigel (Chief Financial Officer); Mr. Fábio Eduardo de Pieri Spina, Mr. Luiz Fernando Sanzogo Giorgi and Mr. João Pinheiro Nogueira Batista (members of the Management Committee); Mr. Rubens Barletta, Mr. Odali Dias Cardoso and Mr. Luiz Augusto Marques Paes (members of the Audit Board); and also the representatives of Unibanco – União de Bancos Brasileiros S.A. Mr. David Feffer, Chairman of the Board of Directors, assumed the chairmanship of the meeting, and invited me, Fábio Eduardo de Pieri Spina, to be Secretary of the meeting. The Chairman stated that the agenda of the meeting was: **(a)** to examine and decide on the Proposal of today's date by the Executive Officers of the Company, supported by the Protocol described in (b) below, to effect a Total Split of Ripasa Participações S.A. ("Ripar"), transferring its net assets and liabilities in equal parts to the Company and to Votorantim Celulose e Papel S.A. ("VCP"), with consequent voluntary winding-up of Ripar ("the Total Split of Ripar"); **(b)** to consider and decide on the "Protocol and Justification for Absorption of Shares and Total Split" ("the Protocol") signed on today's date between the mangers of the Company, of VCP, of Ripar and of Ripasa Celulose e Papel S.A. ("Ripasa"), specifically in relation to the Total Split of Ripar; **(c)** to ratify the contracting of specialized companies to prepare the valuation opinions necessary for the purposes of the Total Split of Ripar; **(d)** to consider and decide upon the valuation opinions of the companies involved, specifically in relation to the Total Split of Ripar; **(e)** to approve submission to the General Meeting of Stockholders of the said Proposal of the Executive Officers, the Protocol and the other documents related to the Total Split of Ripar and of the proposal for the increase of the Company's capital and change to Clause 5 of its Bylaws; and **(f)** to acknowledge and

state an opinion on the Material Announcement relating to the operation, to be published jointly by the Company, by VCP and by Ripasa. After the examination of the documents relating to the subjects on the agenda, the Members of the Board unanimously: **(a)** approved the Proposal of the Executive Officers as supported by the Protocol for the Total Split of Ripar, with transfer of its total assets and liabilities in equal parts to the Company and to VCP, with the consequent voluntary winding-up of Ripar, **(b)** approved the terms and conditions set out in the Protocol, specifically in relation to the Total Split of Ripar; **(c)** ratified the contracting of the following valuation companies to prepare the opinions relating to the Total Split of Ripar: (i) Unibanco – União de Bancos Brasileiros S.A., for the preparation of Valuations, at economic value, of the Company, VCP and Ripasa ("the Economic Value Valuation Opinions"), (ii) KPMG Corporate Finance Ltda., for preparation of the Opinion to value, at market price, the assets and liabilities of the Company, of VCP and of Ripasa ("the Market Price Valuations"); and (iii) Ernst & Young Auditores Independentes S/S, for preparation of the Opinion to value the Company at book value ("the Book Value Valuation Opinion"); **(d)** approved the items contained in the Economic Value Valuation Opinions, and the Market Price and Book Value Valuation Opinions, specifically in relation to the Total Split of Ripar; **(e)** approved the submission, to the General Meeting of Stockholders, of the said Proposal of the Executive Officers, the Protocol, the Valuation Opinions of the companies involved and other documents related to the Total Split of Ripar, proposal for increase in the Company's capital and the consequent change to Clause 5 of its Bylaws; and **(f)** approved publication of the Material Announcement, in accordance with legal requirements. All the documents herein referred to, after having been read by those present, were duly initialed by the Secretary, and will remain filed at the Company's head office. There being no further business, the meeting was closed, and these minutes written in the summary form and signed by the members of the Board of Directors. São Paulo, July 20, 2005.

David Feffer
Chairman

Fábio Eduardo de Pieri Spina
Secretary

82-3550

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF) # 60.643.228/0001-21
Corporate Registry ID (NIRE) # 35.300.022.807

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF) # 16.404.287/0001-55
Corporate Registry ID (NIRE) # 29.300.016.331

RIPASA S.A. CELULOSE E PAPEL
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF) # 51.468.791/0001-10
Corporate Registry ID (NIRE) # 35.300.016.114

MATERIAL FACT

In compliance with Brazilian Securities and Exchange Commission ("**CVM**") Instructions 358/02 and 319/99, Votorantim Celulose e Papel S.A. ("**VCP**"), Suzano Bahia Sul Papel e Celulose S.A. ("**Suzano**") and Ripasa S.A. Celulose e Papel ("**Ripasa**") announce the following:

I. INTRODUCTION

1. According to the Material Facts of November 10, 2004 and March 31, 2005 ("**Material Facts**"), VCP and Suzano acquired, through Ripasa Participações S.A. ("**Ripar**"), the voting control of Ripasa and announced their intention to implement a corporate restructuring that would allow Ripasa's minority shareholders to convert their interests in Ripasa to VCP and Suzano stock, in equal parts.

II. RESTRUCTURING

1. Restructuring: The corporate restructuring involves two phases: (i) the merger of Ripasa shares into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. The Restructuring will be submitted for approval at the general meetings of the involved companies, scheduled in notices published today. At the completion of the Restructuring, Ripasa's minority shareholders will become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution ("**Protocol**") that VCP, Suzano, Ripasa and Ripar executed today.

2. Justification. The reasons for the Restructuring are twofold: (i) the Restructuring will result in Ripasa's current minority shareholders holding VCP and Suzano stock, whose shares are more liquid than Ripasa shares; and (ii) the Restructuring is needed to allow a future reorganization of Ripasa, allowing cost reductions, operational gains, and enhanced competitiveness and economies of scale for the companies.

II.1. COMMON ASPECTS OF THE TWO PHASES

1. Corporate Acts. The Restructuring was approved by the Boards of Directors of VCP, Suzano and Ripasa, and by the Board of Executive Officers of Ripar, at meetings held on July 20, 2005. The Restructuring was approved by the Fiscal Council of VCP on the same date, and will be submitted for approval by the Fiscal Councils of Suzano and Ripasa.

2. Appraisals. The following appraisers were contracted for the Restructuring: (i) Unibanco - União de Bancos Brasileiros S.A. ("**Unibanco**"), to prepare asset appraisals ("**Asset Appraisals**") for VCP, Suzano and Ripasa; and (ii) KPMG Corporate Finance Ltda. ("**KPMG**"), to prepare market appraisals for VCP, Suzano, Ripar and Ripasa ("**Market Appraisals**"), and (iii) to prepare the appraisal reports at market value, VCP contracted PricewaterhouseCoopers, and Suzano and Ripasa contracted Ernst & Young Auditores Independentes S/S. The values attributed by the appraisers are shown in each of the Restructuring phases described below, and their reference date is December 31, 2004. These reports will be taken into account to assess Ripar, which acquired Ripasa's voting control on March 31, 2005.

2.1. Ernst & Young Auditores Independentes S/S was also contracted by Ripar to prepare the appraisal report dated July 31, 2005, at book values, for the purposes of the distribution phase of the Restructuring.

II.2. PHASE 1 – MERGER OF RIPASA SHARES INTO RIPAR

1. Brief description. Ripasa will be converted into a wholly-owned subsidiary of Ripar through the merger of all Ripasa shares owned by the minority shareholders into Ripar's equity ("**Merger of Shares**"). Ripasa's minority shareholders will become shareholders in Ripar, in accordance with a on the swap ratio established in the Protocol, in proportion to their share ownership. The Merger of Shares will be decided at Meetings to be held on August 29, 2005.

2. Swap ratio and appraisal. Ripasa's shareholders will receive as many Ripar's shares as is necessary to maintain exactly the same percentage they currently hold in Ripasa's capital. The swap ratio was based on the economic value. Therefore 8.693318290 Ripar's common shares will be swapped by one Ripasa's common share, and 8.693318290 Ripar's preferred shares will be swapped by one Ripasa's preferred share. Any criterion used to set the shares swap ratio will result in the same ratio, since the sole asset of Ripar is its Ripasa shares. Fractional shares of Ripar resulting from the swap ratio will be rounded up by VCP and Suzano.

3. Ripar's capital increase. Ripar's capital will at the economic value of the mergered shares, and will change from R$ 1,484,190,976.00 to R$ 2,631,449,515.66, with the issuance of 325,556,807 common and 1,412,384,654 preferred shares, all registered shares with no par value. The common and preferred shares will be subscribed by Ripasa, on behalf of their minority shareholders, and paid-up by the conveyance of 37,449,084 common and 162,467,841preferred shares of Ripasa.

II.3. PHASE 2 – Distribution of Ripar Shares

1. Brief description. Once the Merger of Shares is approved, on August 30, 2005, Ripar's total spin-off, with the transfer of its equity to VCP and Suzano in equal parts ("**Ripar's Total Spin-Off** "), will lead to (i) VCP's and Suzano's capital increase with the issuance of new shares to be attributed to Ripar's non-controlling shareholders, based on the swap ratio defined in item 3 below; and (ii) Ripar's dissolution.

2. Ripar's equity value for the effects of Ripar's Total Spin-Off. Ripar's assets and liabilities will be split equally and merged into VCP and Suzano in equal parts, at their respective accounting values recorded in the balance sheet of July 31, 2005, and audited by Ernst & Young Auditores Independentes S/S, and adjusted by these subsequent events: (i) the totality of common and preferred shares of Ripasa; and (ii) premium.

3. Swap ratio and appraisal. The range of economic values for Ripasa (as reflected in Ripar), VCP and Suzano were taken into account to swap Ripar shares owned by its non-controlling shareholders for VCP and Suzano shares:

Company	Economic Value (*) (R$)	
	Maximum	Minimum
VCP	47.59	45.28
Suzano	20.96	19.03
Ripasa	5.74	5.39

(*) Values based on 1 share of the companies.

3.1. Based on the values above, the following ranges for Ripasa/VCP and Ripasa/Suzano will be the base to calculate the share swap ratios, have been determined, according to item 3.2[1]:

Company	Maximum	Minimum
Ripasa/VCP	0.1267	0.1132
Ripasa/Suzano	0.3015	0.2569

3.2. Based on these ranges, and considering the swap ratio in item II.2.2 above, the following ratios have been defined: (i) one (1) Ripar's common share will correspond to 0.0072 VCP's preferred shares and to 0.0167 Suzano's common shares; and (ii) one (1) Ripar's preferred share will correspond to 0.0072 VCP's preferred shares and to 0.0167 Suzano class "A" preferred shares.

3.3. The swap ratio as of the Merger of Shares until Ripar's Total Spin-Off may be represented as follows:

One (1) Ripasa common share = 8.6933 Ripar common shares = 0.0627 VCP preferred shares + 0.1450 Suzano common shares

One (1) Ripasa preferred share = 8.6933 Ripar preferred shares = 0.0627 VCP preferred shares + 0.1450 Suzano class "A" preferred shares

3.4. Fractional shares of VCP and Suzano resulting from the swap ratio will be rounded up by the respective controlling shareholders.

4. VCP's and Suzano's capital increase.

4.1. *VCP*. VCP's capital will change from R$2,478,582,123.76 to R$3,052,211,393.59, an increase by R$573,629,269.83, with the issuance of 12,532,009 preferred non-par shares, corresponding to half of the portion of Ripar's equity, which corresponds to the shares held by Ripar's non-controlling shareholders.

4.2. *Suzano*. Suzano's capital will change from R$ 1,479,990,325.42 to R$ 2,053,619,595.25, an increase by R$ 573,629,269.83, with the issuance of 5,428,955 common shares and 23,552,795 class "A" non-par preferred shares, corresponding to half of the portion of Ripar's equity, which corresponds to the shares held by Ripar's non-controlling shareholders.

5. Ripar's dissolution. Ripar's Total Spin-Off will lead to the dissolution of Ripar and the cancellation of its shares. VCP's and Suzano's investment account portion corresponding to their share ownership in Ripar will be exchanged for the net assets of Ripar.

6. Comparison of shares. The political and equity advantages of the shares held by Ripasa's non-controlling shareholders before and after the Ripar Merger of Shares and Total Spin-Off are described below.

Dividends. Ripasa's preferred shares grant (i) priority to receive non-cumulative, minimum dividends of 8% of the net income per year, (ii) full interest in the dividends that exceed the minimum, and (iii) the right to receive dividends per preferred share at least 10% higher than those attributed to each common share. VCP's preferred shares and Suzano's class "A" preferred shares grant dividends per preferred share of at least 10% higher than those attributed to each VCP's and Suzano's common shares, respectively.

Liquidity. Ripasa's preferred shares compose the IBrX and IGC indexes of Bovespa (São Paulo Stock Exchange), and additionally, Suzano's class "A" preferred shares compose the IBrX 50, and VCP's preferred shares, in addition to these latter, integrate the Bovespa index (Ibovespa). VCP's *ADRs* level III are traded on N*YSE*, Suzano's *ADRs* level I are traded on USA over-the-counter markets, and Suzano's class "A" preferred shares are traded on *Latibex*, in Spain.

II.4. RIGHT TO WITHDRAW FROM THE MERGER OF SHARES

1. Withdrawal Rights. The Ripasa shareholders may excise withdrawal rights, and will be entitled to reimbursement for the value of the shares of which they are the holders on the closing of the Bovespa trading session of July 20, 2005. Shares acquired as of and including July 21, 2005 will not entitle their new holders to withdrawal rights.

1.1. The withdrawal right must be exercised within 30 days following the publication of the minutes of Ripasa's meeting approving the Merger of Shares, through a letter to any capital market branch of Banco Itaú S.A., return receipt requested.

1.2. The reimbursement amount will be equivalent to the Ripasa's share value, based on its net equity recorded in its last balance sheet approved at a General Meeting, i. e., R$ 2.8518 per each Ripasa's share.

III. SUPPLEMENTAL INFORMATION

1. Costs. The Restructuring costs are estimated in R$6,000,000.00, and this amount includes expenses for publications, consultants, attorneys and auditors.

2. Equity Variations. Equity variations occurred between December 31, 2004 and the date of approval of each Restructuring phase will be reflected on the companies on which they occur.

3. Premium. The premium will be used for the benefit of all shareholders of Suzano, VCP and Ripasa, under CVM Instruction # 319.

4. Dividends and other proceeds. The new shares to be issued by VCP and Suzano will be integrally entitled to dividends and other proceeds in cash for year 2005, since the swap ratios were based on the appraisals of December 31, 2004.

5. Future Reorganization VCP and Suzano intend to reorganize Ripasa, and the reorganization is still subject to studies, as described in the Material Facts above. Once these studies are concluded, their results will be timely disclosed to the market.

6. Antitrust. The acquisition of the share control in Ripasa and its future transformation into a production unit is still under analysis by the Brazilian Antitrust Authorities (SEAE [Treasury Department's arm tracking economy prices], SDE [Agency for the Economic Right] and CADE [Administrative Council for Economic Defense).

7. Conflict of interests. Unibanco, KPMG and the Appraisers, responsible for the appraisals, declare to the non-existence of any current or potential conflict or pooling of interests with the involved companies' direct or indirect controlling shareholders or in view of their non-controlling shareholders, or with respect to other involved companies, their partners, or concerning the corporate restructuring.

8. Trading of Ripasa's shares. The Ripasa's shares will continue to be traded on Bovespa until the expiration of the right to withdraw from the Merger of Shares.

9. Documents for Consultation. The Restructuring documents required by law and the regulatory norms are available for consultation at the addresses below:

VCP	Alameda Santos, 1357, 6º andar
www.vcp.com.br	São Paulo – SP
Suzano	Av. Tancredo Neves, 274, Bl. B, Sala 121
www.suzano.com.br	Salvador – BA
	Av. Brigadeiro Faria Lima, 1355, 7º andar

	São Paulo – SP
Ripasa	Rua Clodomiro Amazonas, 249 - 10º Andar
www.ripasa.com.br	São Paulo – SP
CVM	Rua Formosa, 367, 20º andar
www.cvm.gov.br	São Paulo – SP
	Rua Sete de Setembro, 111, 5º andar (Centro de Consultas)
	Rio de Janeiro – RJ
Bovespa	Rua XV de Novembro, 275
www.bovespa.com.br	São Paulo – SP

São Paulo and Salvador, July 20, 2005

VOTORANTIM CELULOSE E PAPEL S.A.
Valdir Roque
Chief Financial and Investor Relations Officer

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Bernardo Szpigel
Chief Operating, Financial and Investor Relations Officer

RIPASA S.A. CELULOSE E PAPEL
Aureliano Ieno Costa
Superintendent and Investor Relations Officer

82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

Latibex

Access to the Conference Call / webcast on these results:

In English:
21 July at 9.00 a.m. (NY time)

Access: +1 973-582-2757
PIN: *6253314*
Replay: + 1 973-341-3080
PIN: *6253314*

In Portuguese:
21 July at 4 pm (Brasília time)

Access: +55 11 2101 1490
Password: *Suzano*
Replay: +55 11 2101 1490
Password: *Suzano*

Suzano Papel e Celulose reports consolidated results for 2Q 2005

Net income of R$ 258.5. Ebitda increases to R$ 227.6 million on recovery in domestic market and better pulp prices.

São Paulo, July 21, 2005: **Suzano Papel e Celulose** (Bovespa: SUZB5), one of the largest integrated producers of paper and pulp in Latin America, today announced its consolidated results for the second quarter of 2005 (2Q05). The operational and financial figures in this release are the consolidated results, in Reais, by the Brazilian Corporate Law accounting method. Except where specifically stated, the figures presented do not include the effect of the consolidation of 23.03% of **Ripasa S.A. Celulose e Papel.**

Highlights:

- **Recovery in volumes in the domestic market, and growth of exports, increased unit volume sold to 315,600 tons (+8.4% from 1Q05, +2.9% from 2Q04).**
- **Pulp prices have increased in dollars year-to-date.**
- **Production costs were affected by the learning curve of the optimization at the Mucuri unit, and maintenance shutdowns.**
- **Appreciation of the Real was a factor in the net income of R$ 258.5 million for the quarter and R$ 349.5 million for the half-year.**

R$ '000

Financial indicators	1Q05	2Q05	2Q04	2Q05 w/ Ripasa
Sales volume (tons)	291,318	315,645	306,837	351,308
Net Sales	580,321	619,142	640,617	693,538
Net Income	90,983	258,483	88,169	258,483
Ebitda	211,566	227,587	254,133	245,947
Net Income per share	0.3205	0.9104	0.3104	0.9104
Ebitda Margin	36.5%	36.8%	39.7%	35.5%
Net Debt / LTM Ebitda	2.38	2.20	1.85	2.28***

* Ebitda = Operating income, depreciation, depletion and amortization.
** LTM = Last twelve months.
*** This figure contains the Ebitda of Ripasa only for 2Q05. If the comparison were to be based on Ripasa's last 12 months, the (pro-forma) ratio would be 2.18.

Brief summary of operations

Our average sale price of pulp in the quarter was US$45/ton higher than in 1Q05. At the beginning of April the price of eucalyptus pulp CIF Europe reached US$600 per ton, and remained at this level throughout the whole quarter, fueled by higher demand, and by unprogrammed stoppages of capacity in Chile and Scandinavia.

In the domestic market there was an increase in the demand for paper, returning almost to the level of 2Q04. Even with the growth in export volumes which started in March, the strong growth in the domestic market (16.5%) increased domestic sales as percentage of total unit volume sales from 56% to 58% when compared to 1Q05.

We produced 321.4 thousand tons of products in the quarter. This is less than in 1Q05, since during this quarter there were maintenance stoppages at both Mucuri and Suzano. Due to the learning curve at the Mucuri unit, some operational costs are above normal levels.

Our acquisition of stockholding control of **Ripasa**, jointly with **VCP**, took effect in 03/31/05. For the second quarter of 2005, Ripasa reported net sales of R$ 323.0 million, gross income of R$ 84.4 million, total sales volume of 154.9 thousand tons – 125.9 thousand tons of paper and 29.0 thousand tons of pulp – and Ebitda of R$ 79.7 million, an Ebitda margin of 24.7%. Some of the figures for Ripasa are highlighted below, in this release.

The business environment

Stable margins in spite of the appreciation of the Real

During the second quarter of 2005 the Brazilian Real faced another appreciation over the US dollar. The US dollar exchange rate was R$ 2.35/US$ at the end of June, but its average value over the whole quarter was R$ 2.48/US$, 6.9% lower than its average in 1Q05.

These rates have positive impact in FX-related variations, increasing net income and negative impact on margins and mitigate the positive effect of the increases in prices of pulp and increasing volumes sold in the domestic market.

Fx rate, R$ / US$	2Q05	1Q05	2Q04	2004	2003
Start of period	2.6662	2.6544	2.9086	2.8892	3.5333
End of period	2.3504	2.6662	3.1075	2.6544	2.8892
Average	2.4822	2.6650	3.0423	2.9263	3.0775

Source: Brazilian Central Bank.

Average price of pulp US$45/ton higher

Our export pulp selling prices in dollars increased in 2Q05, reaching US$600/ton (CIF Northern Europe) at the end of June. There were several events helping to maintain the price, and these could continue to affect the market in the third quarter: (i) reduction in the supply of short fiber pulp in Scandinavia; (ii) unprogrammed stoppages in pulp-producing plants in Chile and Indonesia; and (iii) a seven-week industry-wide strike at paper and pulp producers in Finland. In the end of the 2Q05 the spread between Eucalyptus pulp and NBSK narrowed during the quarter, and turned positive in the Asian market.

Industry inventory levels were at 35 days in May, one day more than in March – showing a relatively stable situation.

In the European market the average price differential between average prices of uncoated papers (reels, CIF Northern Europe) and eucalyptus pulp in 2Q05 was US$185/ton, lower than the historic average of US$250/ton.

The domestic market of paper showed an improvement during the 2Q05 when compared to the 1Q05, but still bellow the level registered in the 2Q04. In the domestic market we are beginning the period of purchases for manufacture of schoolbooks and stationery, which tend to cause a seasonal increase in sales in the second half of the year.

Sales

Net Sales

	1Q05		2Q05		2Q04	
	R$ tsd	Tons tsd	R$ tsd	Tons tsd	R$ tsd	Tons tsd
Domestic Market	277,359	116.7	316,239	134.5	323,861	140.2
Pulp	20,245	17.4	22,818	18.7	24,210	21.4
Coated P&W Paper	43,865	14.8	60,289	20.9	54,920	18.9
Paperboard	74,929	27.2	76,128	28.3	76,070	28.9
Uncoated P&W Paper	138,320	57.3	157,004	66.6	168,661	71.0
Export Market	302,961	174.6	302,904	181.1	316,756	166.6
Pulp	127,835	96.6	133,487	99.2	141,123	92.5
Coated P&W Paper	6,168	2.4	12,903	5.6	6,446	2.6
Paperboard	32,917	15.9	30,253	16.8	28,590	13.7
Uncoated P&W Paper	136,041	59.7	126,261	59.5	140,597	57.8
Total	580,320	291.3	619,143	315.6	640,617	306.8
Pulp	148,080	113.9	156,305	117.9	165,333	113.9
Coated P&W Paper	50,033	17.3	73,192	26.5	61,366	21.5
Paperboard	107,846	43.1	106,381	45.0	104,660	42.6
Uncoated P&W Paper	274,361	117.0	283,265	126.2	309,258	128.8

High volumes and US$ prices for pulp offset the effect of the exchange rate variation on exports

2Q05 net sales, at R$ 619.1 million, were 3.4% higher than in 2Q04, on the positive effect of volume sold 2.9% higher, and the negative effect of average prices 6.0% lower, in Reais – and 6.7% higher than in 1Q05, reflecting an 8.4% quarter-on-quarter increase in volume sold, and a 1.5% fall in average prices.

Exports provided 48.9% of net sales in 2Q05. This compares with 52.2% in 1Q05 and 49.4% in 2Q04.

Net Sales 2Q05
R$ 619,1 million


Domestic Market 51.1%
Export 48.9%

Higher prices in dollars and pulp sales volume

Pulp net sales, at R$ 156.3 million in 2Q05, was 5.5% lower year-on-year (vs. 2Q04) – reflecting our average sale price 8.7% lower in Reais, at R$ 1,326 in 2Q05, partially offset by a 3.5% increase in unit volume sold, to 117.9 thousand tons in the quarter – but was 5.6% higher than in 1Q05, on unit volume sold 3.5% higher and average pulp price in Reais 2.0% higher.

Our average pulp realization price in 2Q05 was US$542/ton, which compares with US$497/ton in 1Q05 and US$501 in 2Q04.


Pulp Sales volume (thousand tons)
114
118
114
97
99
93
17
19
21
1Q05
2Q05
2Q04
Domestic market
Export market


Pulp Exports - 2Q05
(% of volume)
North America 10%
Latin America 3%
Asia 22%
Europe 65%

Increase in domestic market sales volume, with prices flat from the first quarter

Paper net sales in 2Q05 was R$ 462.8 million, 2.6% lower year-on-year. The positive effect of unit volume sold 2.5% higher, at 197.7 thousand tons, was partially offset by average paper prices, at R$ 2,341 per ton, 5.0% lower in 2T05 than in 2Q04.

Our domestic market paper sales volume was 2.6 % lower year-on-year, at 115.8 thousand tons – being 58.6% of our total unit volume sales of paper, compared with 118.9 thousand tons, or 61.6% of the total sales of paper, in 2Q04 – but represented a substantial recovery, of 16.5%, from 1Q05, that mitigates the 2,1% lower average paper prices in the 2Q05.


Paper sales volume (thousand tons)
177
198
193
78
82
74
99
116
119
1Q05
2Q05
2Q04
Domestic market
Export market


Paper Exports - 2Q05
(% of volume)
North America 12%
Other 0.3%
Latin America 37%
Asia 20%
Europe 33%

Production and costs

Production (thousand tons)

	1Q05	2Q05	2Q04
Production	334.5	321.4	295.3
Market Pulp	129.7	119.8	117.5
Coated P&W Paper	21.6	20.8	19.1
Paperboard	48.2	46.3	39.8
Uncoated P&W Paper	134.9	134.5	118.9

In 2Q05 we produced 321.4 thousand tons of products: 201.5 thousand tons of papers, and 119.8 thousand tons of market pulp. This is less than in the immediately preceding quarter, and reflects general programmed stoppages, for two days, at the Mucuri unit, and a nine-day programmed stoppage at the Suzano plant in June. During the learning curve for the optimized equipment at Mucuri we used higher than expected levels of certain chemicals, fuels and wood, temporarily increasing production costs.

Market pulp cash production cost of R$548/ton in 2Q05

The cash cost per ton of market pulp produced at the Mucuri unit, which includes the cost of standing wood, reached R$ 548 (US $220) in the second quarter, compared to R$ 472 (US $177) in the first quarter. The increase reflects: (1) the maintenance stoppage; (2) increase in the strength of the Real in the period; and (3) increases in consumption of specific chemicals, fuels and wood, resulting from the learning curve on the new optimized machinery at the plant.

Unit cost of goods sold in 2Q05 was R$ 1,162, 0.5% lower than in 2Q04 – this lower figure mainly reflects the impact on export costs of the weaker average dollar in 2Q05. Unit cost was 1.9% lower than in the 1st quarter of 2005, again explained by lower exportation costs in Reais.

Results in detail

Results shown are for Suzano Papel e Celulose (accounting for the effect of the indirect 23.03% stake in Ripasa as equity income)

(In thousand R$)

	1Q05	1Q05	1Q04
Net Sales	580,321	619,142	640,617
Cost of Sales	(344,982)	(366,765)	(358,367)
Gross Profit	235,339	252,377	282,250
Selling Expenses	(31,909)	(35,956)	(32,810)
General and Administrative expenses	(50,132)	(45,223)	(46,744)
Financial Expenses	(58,305)	(71,867)	(56,139)
Financial Income	27,713	30,766	45,561
Equity Income in Subsidiaries and Affiliates	(154)	7,930	(72)
Amortization of Goodwill	-	-	10,422
Other Operating Income	4,256	4,480	2,387
Operating Profit before Monetary and Exchange Rate Variation	126,808	142,507	204,855
Net Monetary and Exchange Rate Variation on Assets	(6,901)	198,297	(128,590)
Operating Profit	119,907	340,804	76,265
Non Operating Income	9,829	2,084	16,150
Income and Social Contribution Taxes	(38,753)	(84,405)	(9,305)
Minority Interest	-	-	5,059
Net Income for the Period	90,983	258,483	88,169

Second quarter net income: R$ 258.5 million

The net income of Suzano Papel e Celulose in 2Q05 was R$ 258.5 million, 193.2% higher than in the second quarter of 2004, and 184.1% higher than in the immediately prior quarter. Ripasa's figures are in the equity income.

The increase mainly reflected the FX gain resulting from the strengthening of the Real in the period.

Further comparisons with the second quarter of 2004:

(1) Lower administrative expenses, compensating the R$ 1.4 million effect of the coming into operation of the private pension plan in January, and non-recurring expenses of the process of acquisition of Ripasa.

(2) Net monetary and FX variations providing a gain of R$ 198.3 million, due to the appreciation of 11.8% in the exchange rate of the Real against the dollar during 2Q05.

These effects were partially mitigated by the following:

(1) Selling expenses 9.6% higher than in 2Q04, due to higher sales volume.

(2) Higher expense on income tax and the Social Contribution, totaling R$ 84.4 million in 2Q05, mainly reflecting the FX and monetary gains which increased taxable income.

Consolidated figures including Ripasa

Consolidating Ripasa, 2Q05 consolidated net sales of Suzano Papel e Celulose totaled R$ 693.5 million, with gross income of R$ 271.8 million (gross margin 39.2%) and net income of R$ 258.5 million.

Cash flow and financial indicators

(in thousand R$)

	1Q05	2Q05	2Q04	2Q05 w/ Ripasa	2Q05 x 2Q04	2Q05 x 1Q05
EBIT	157,554	175,678	205,083	181,920	-14.3%	11.5%
Depreciation / Depletion / Amortization	54,012	51,909	49,050	64,027	5.8%	-3.9%
EBITDA	211,566	227,587	254,133	245,947	-10.4%	7.6%
Gross Profit / Net Sales	40.6%	40.8%	44.1%	39.2%	-3,3 p.p.	+0,2 p.p.
EBITDA / Net Sales	36.5%	36.8%	39.7%	35.5%	-2,9 p.p.	+0,3 p.p.
Net Debt / EBITDA (LTM)	2.38	2.20	1.85	2.28	-	-

Ebitda: US$92 million

2Q05 Ebitda was R$ 227.6 million (US$91.7 million at the average R$/US$ exchange rate for the period), 11.1% lower in Reais than in 2Q04, but 9.2% higher in dollars. Ebitda margin (on net sales) was 2.9 percentage points lower, at 36.8%, compared with 39.7% in 2Q04.


36.5%
36.8%
39.7%
212
228
254
1Q05
2Q05
2Q04
EBITDA - R$ million
EBITDA margin

Consolidated figures with Ripasa

Consolidated Ebitda of Suzano Papel e Celulose in 2Q05 including Ripasa was R$ 245.9 million, or US$99.0 million, giving Ebitda margin (on net sales) of 35.5%.

Operational Capex of R$ 101.2 million in 2Q05

Total capital expenditure of R$ 101.2 million was made in 2Q05, including R$ 40.2 million on the São Paulo units, and R$ 38.4 million at Mucuri. A further R$ 21.4 million was invested in the Capim Branco power plant. Broken down by type of expenditure, (i) R$ 8.4 million was spent on forests for the expansion project; (ii) R$ 14.3 million was spent on industrial modernization, highlighting the R$ 4.3 million spent on the pulp plant optimization at Mucuri; and (iii) R$ 56.2 million was spent on current investments in the industrial area and forestry.

Net debt of US$909.2 million

Net debt at 30 June 2005 was R$ 2,137.1 million, or US$ 909.2 million, compared with R$ 2,372.6 million or US$ 889.9 million at the end of the previous quarter. The reduction in Reais reflects the appreciation of the Real against the dollar in the quarter. Trailing 12-month net debt/Ebitda was 2.20 at the end of June, compared with 2.38 at the end of March 2005.

Consolidated figures with Ripasa

Net debt of R$ 2.259,4 million, or US$ 961,3 million. Considering the last twelve months Ebitda of Ripasa, the ratio net debt to ebitda was 2,18.

Debt amortization timetable


Debt schedule amortization
(US$ million)
452
371
116
160
186
186
87
256
Cash
jul/05 to jun/06
jul/06 to dec/06
2007
2008
2009
2010
2011 after

Corporate Information

Suzano Papel e Celulose is one of the largest integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products to the Brazilian and international markets, and has leadership positions in key segments of the Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose has 50% of the controlling interest in **Ripasa S.A Celulose e Papel** ("Ripasa"), which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa reported net sales of R$ 1.4 billion in 2004 from sales of 612,000 tons of products. It has four industrial units in São Paulo State and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

Contacts

Modification in the Investor Relations Department

Cesar Romero, former Investor Relations Manager, is now the Controller in charge of the Mucuri expansion project, reporting to Ernesto Pousada, Chief Expansion Officer. He will be in charge of managing budget, financial and tax control for the expansion project in the Mucuri unit.

1) **Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061**

Gustavo Poppe / Fernando Mearim / Rosely D' Alessandro / Raquel Eri Kim

2) **Press office: GWA Comunicação Integrada – gwa@gwacom.com / 55 11 3816 3922**

Fernanda Burjato

3) **Exports: sales@suzano.com.br**

--- Eight pages of tables follow. ---

Attachments

Data on volume, average price in Reais and US$, and the calculation of Ebitda have not been revised by our independent auditors.

Consolidated Balance Sheets without Ripasa (in thousand R$)

	Mar 31, 2005	Dec 31, 2004		Mar 31, 2005	Dec 31, 2004
Current Assets			Current Liabilities		
Cash and Cash Equivalent	1,063,042	1,086,220	Trade Accounts Payable	143,064	133,730
Trade Accounts Receivable	513,406	560,260	Loans And Financing	860,099	789,680
Other Accounts Receivable	16,937	12,314	Debentures	11,462	24,784
Inventories	464,436	405,995	Accrued Salaries and Payroll Taxes	46,448	52,207
Recoverable Taxes	27,618	30,885	Taxes Payable Other than on Income	14,181	16,220
Deferred Income And Social Contribution Taxes	67,244	106,075	Income and Social Contribution Taxes	10,756	2,897
Prepaid Expenses	12,032	5,286	Deferred Income and Social Contribution Taxes	340	81,836
			Dividends Payable	47,069	67,251
	2,164,715	2,207,035	Other Acounts Payable	522	504
			Related Parties	-	-
				1,133,941	1,169,109
Non Current Assets					
			Non Current Liabilities		
Related Parties	23	11	Loans and Financing	1,863,334	1,412,330
Recoverable Taxes	20,355	25,532	Debentures	465,236	475,384
Deferred Income And Social Contribution Taxes	119,559	137,853	Accounts Payable	18,314	29,538
Advances To Suppliers	95,178	81,001	Deferred Income and Social Contribution Taxes	14,867	13,147
Judicialdeposits	28,059	29,308	Provision For Contingencies	156,342	146,080
Other Accounts Receivable	26,234	24,025			-
				2,518,093	2,076,479
	289,408	297,730	Shareholder's Equity		
Permanent Assets			Share Capital	1,477,963	1,477,963
			Capital Reserves	342,685	342,685
Investments	773,966	25,796	Profit Reserves	940,693	940,693
Property, Plant And Equipment	3,518,407	3,459,870	Treasury Shares	(15,080)	(15,080)
Deferred Charges	1,265	1,418	Accumulated Profit	349,466	-
	4,293,638	3,487,084		3,095,727	2,746,261
Total Assets	6,747,761	5,991,849	Total Liabilities	6,747,761	5,991,849

Income Statements without Ripasa

(in thousand R$)

	1Q05	2Q05	2Q04	2Q05X1Q05	2Q05X2Q04
NET SALES	**580,321**	**619,142**	**640,617**	**6.7%**	**-3.4%**
COST OF SALES	(344,982)	(366,765)	(358,367)	6.3%	2.3%
GROSS PROFIT	**235,339**	**252,377**	**282,250**	**7.2%**	**-10.6%**
SELLING EXPENSES	(31,909)	(35,956)	(32,810)	12.7%	9.6%
GENERAL AND ADMINISTRATIVE EXPENSES	(50,132)	(45,223)	(46,744)	-9.8%	-3.3%
FINANCIAL EXPENSES	(58,305)	(71,867)	(56,139)	23.3%	28.0%
FINANCIAL INCOME	27,713	30,766	45,561	11.0%	-32.5%
EQUITY INCOME IN SUBSIDIARIES AND AFFILIATES	(154)	7,930	(72)	-5249.4%	-11113.9%
AMORTIZATION OF GOODWILL	-	-	10,422	0.0%	-100.0%
OTHER OPERATING INCOME	4,256	4,480	2,387	5.3%	87.7%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**126,808**	**142,507**	**204,855**	**12.4%**	**-30.4%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	(6,901)	198,297	(128,590)	-2973.5%	-254.2%
OPERATING PROFIT	**119,907**	**340,804**	**76,265**	**184.2%**	**346.9%**
NONOPERATING INCOME	9,829	2,084	16,150	-78.8%	-87.1%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAX	**129,736**	**342,888**	**92,415**	**164.3%**	**271.0%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(38,753)	(84,405)	(9,305)	117.8%	807.1%
NET INCOME BEFORE MINORITY INTEREST	**90,983**	**258,483**	**83,110**	**184.1%**	**211.0%**
MINORITARY INTEREST	-	-	5,059	0.0%	0.0%
NET INCOME FOR THE PERIOD	**90,983**	**258,483**	**88,169**	**184.1%**	**193.2%**

Statement of Cash Flow without Ripasa (in thousand of R$)

	jun/05	jun/04
Cash flows from operating activities		
Net income for the year	349,466	204,084
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	105,921	95,464
Result on sale of property, plant and equipment	(11,689)	(19,207)
Equity interest in subsidiaries and affiliates	(7,776)	208
Deferred income and social contribution taxes	58,845	(73,943)
Interest, exchange and monetary varation of noncurrent assets and liabilities	(245,977)	163,316
Increase in provisions	10,261	9,964
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	46,854	(86,027)
(Reduction) Increase in other current and non-current assets	(76,515)	(15,583)
Increase (reduction) in other current liabilities	(21,993)	(140,064)
Net cash from operating activities	207,397	138,212
Cash flows from investing activities		
Acquisition of investments	(742,124)	(7,118)
Acquisition of property, plant and equipment	(170,634)	(340,922)
Increase of deferred charges	-	(1,599)
Income tax incentive	-	5,794
Receipt from sale of property, plant and equipment	19,051	43,535
Net cash used in investing actitivities	(893,707)	(300,310)
Cash flows from financing activities		
Capital contribution	-	1,669
Setup of special good will reserve on downstream merger	-	108,723
Equity increase from elimination of minority interest	-	115,606
Profit on intercompany fixed assets dispolsal non longer eliminated take over	-	53,862
Dividends paid	(81,496)	(120,078)
Loans received	1,209,266	808,049
Payment of loans	(445,604)	(701,113)
Net cash from financing activities	682,166	266,718
Effects of exchange rate variation on cash and cash equivalents	(19,034)	-
Increase (decrease) in cash and cash equivalents	(23,178)	104,620
Beginning of year	1,086,220	1,332,451
End of year	1,063,042	1,437,071

Loans and Financing without Ripasa **(in thousand R$)**

	Index		Interest	Jun 2005	Mar 2005
For acquisition of equipament					
BNDES - Finem	TJLP	(1) (2)	9.85%	560,671	461,858
BNDES - Finem	Basket of currencies	(1) (2)	10.27%	111,440	103,782
BNDES - Finame	TJLP	(1) (2)	9.73%	37,394	37,499
BNDES - Automático	TJLP	(1) (2)	8.76%	3,691	4,215
Finep			6.00%	1,617	-
BNDES - Crédito Rural	-		8.75%	-	1,988
Working capital					
Exporting financing	US$		5.30%	1,907,100	1,933,669
FMO	US$		8.68%	29,512	20,096
Importation financing	TJLP		4.04%	-	-
Importation financing	US$		3.85%	62,331	76,915
Others	US$		4.50%	9,677	10,183
				2,723,433	2,650,205
Current liabilities				860,099	896,853
Noncurrent liabilities				1,863,334	1,753,352
The long term portion of loans and financing mature as follows					
2006 (july to december)				273,702	403,772
2007				375,528	338,467
2008				436,164	368,474
2009				437,132	369,562
2010				205,410	152,015
2011 and forward				135,398	121,062
				1,863,334	1,753,352

(1) Capitalization of amounts by which TJLP (Long-term interest rates, published by the Brazilian Central Bank) exceeds 6%;

(2) Financing guaranteed by mortgages on plant, rural real estate and forests, and chattel mortgages on the goods financed.

Consolidated Balance Sheets with Ripasa

(in thousand R$)

	30/06/2005	31/12/2004		30/06/2005	31/12/2004
Current Assets			**Current Liabilities**		
Cash and Cash Equivalent	1,085,019	1,086,220	Trade Accounts Payable	166,367	133,730
Trade Accounts Receivable	560,710	560,260	Loans And Financing	908,346	789,680
Other Accounts Receivable	22,646	12,314	Debentures	11,462	24,784
Inventories	509,854	405,995	Accrued Salaries and Payroll Taxes	51,644	52,207
Recoverable Taxes	33,609	30,885	Taxes Payable Other than on Income	16,282	16,220
Deferred Income And Social Contribution Taxes	67,244	106,075	Income and Social Contribution Taxes	12,251	2,897
Prepaid Expenses	12,032	5,286	Deferred taxes payable ans contributions	3,960	-
			Dividends Payable	360	81,836
	2,291,114	2,207,035	Other Acounts Payable	55,072	67,251
			Related Parties	522	504
				1,226,266	1,169,109
Non Current Assets			**Non Current Liabilities**		
Related Parties	23	11	Loans and Financing	1,959,402	1,412,330
Recoverable Taxes	24,782	25,532	Debentures	465,236	475,384
Deferred Income And Social Contribution Taxes	133,980	137,853	Accounts Payable	21,227	29,538
Advances To Suppliers	95,178	81,001	Deferred Income and Social Contribution Taxes	22,662	13,147
Judicialdeposits	39,699	29,308	Provision For Contingencies	193,203	146,080
Other Accounts Receivable	30,703	24,025			-
				2,661,730	2,076,479
	324,365	297,730	**Shareholder's Equity**		
Permanent Assets			Share Capital	1,477,963	1,477,963
			Capital Reserves	342,685	342,685
Investments	526,536	25,796	Profit Reserves	940,693	940,693
Property, Plant And Equipment	3,837,164	3,459,870	Treasury Shares	(15,080)	(15,080)
Deferred Charges	4,544	1,418	Accumulated Profit	349,466	-
	4,368,244	3,487,084		3,095,727	2,746,261
Total Assets	6,983,723	5,991,849	**Total Liabilities**	6,983,723	5,991,849

Income Statements with Ripasa

(in thousand R$)

	1Q05	2Q05	2Q04	2Q05X1Q05	2Q05X2Q04
NET SALES	**580,321**	**693,538**	**640,617**	**19.5%**	**8.3%**
COST OF SALES	(344,982)	(421,716)	(358,367)	22.2%	17.7%
GROSS PROFIT	**235,339**	**271,822**	**282,250**	**15.5%**	**-3.7%**
SELLING EXPENSES	(31,909)	(43,494)	(32,810)	36.3%	32.6%
GENERAL AND ADMINISTRATIVE EXPENSES	(50,132)	(50,394)	(46,744)	0.5%	7.8%
FINANCIAL EXPENSES	(58,305)	(75,573)	(56,139)	29.6%	34.6%
FINANCIAL INCOME	27,713	32,974	45,561	19.0%	-27.6%
EQUITY INCOME IN SUBSIDIARIES AND AFFILIATES	(154)	(87)	(72)	-43.5%	20.8%
AMORTIZATION OF GOODWILL	-	-	10,422	0.0%	-100.0%
OTHER OPERATING INCOME	4,256	3,986	2,387	-6.3%	67.0%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**126,808**	**139,234**	**204,855**	**9.8%**	**-32.0%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	(6,901)	207,204	(128,590)	-3102.5%	-261.1%
OPERATING PROFIT	**119,907**	**346,438**	**76,265**	**188.9%**	**354.3%**
NONOPERATING INCOME	9,829	1,985	16,150	-79.8%	-87.7%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAX	**129,736**	**348,423**	**92,415**	**168.6%**	**277.0%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(38,753)	(89,940)	(9,305)	132.1%	866.6%
NET INCOME BEFORE MINORITY INTEREST	**90,983**	**258,483**	**83,110**	**184.1%**	**211.0%**
MINORITARY INTEREST	-	-	5,059	0.0%	0.0%
NET INCOME FOR THE PERIOD	**90,983**	**258,483**	**88,169**	**184.1%**	**193.2%**

Statement of Cash Flow with Ripasa (in thousand of R$)

	jun/05	jun/04
Cash flows from operating activities		
Net income for the year	349,466	204,084
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	118,039	95,464
Result on sale of property, plant and equipment	(11,642)	(19,207)
Equity interest in subsidiaries and affiliates	241	208
Deferred income and social contribution taxes	61,289	(73,943)
Interest, exchange and monetary varation of noncurrent assets and liabilities	(254,889)	163,316
Increase in provisions	11,765	9,964
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	(450)	(86,027)
(Reduction) Increase in other current and non-current assets	(168,096)	(15,583)
Increase (reduction) in other current liabilities	65,928	(140,064)
Net cash from operating activities	171,651	138,212
Cash flows from investing activities		
Acquisition of investments	(502,772)	(7,118)
Acquisition of property, plant and equipment	(501,392)	(340,922)
Increase of deferred charges	(3,547)	(1,599)
Income tax incentive	-	5,794
Receipt from sale of property, plant and equipment	19,051	43,535
Net cash used in investing actitivities	(988,660)	(300,310)
Cash flows from financing activities		
Capital contribution	-	1,669
Setup of special good will reserve on downstream merger	-	108,723
Equity increase from elimination of minority interest	-	115,606
Profit on intercompany fixed assets dispolsal non longer eliminated take over	-	53,862
Dividends paid	(82,105)	(120,078)
Loans received	1,375,764	808,049
Payment of loans	(458,817)	(701,113)
Net cash from financing activities	834,842	266,718
Effects of exchange rate variation on cash and cash equivalents	(19,034)	-
Increase (decrease) in cash and cash equivalents	(1,201)	104,620
Beginning of year	1,086,220	1,332,451
End of year	1,085,019	1,437,071

Loans and Financing with Ripasa (in thousand R$)

	Index			Interest	Jun 2005	Mar 2005
For acquisition of equipament						
BNDES - Finem	TJLP	(1)	(2)	9.85%	560,671	461,858
BNDES - Finem	cesta de moedas	(1)	(2)	10.27%	111,440	103,782
BNDES - Finame	TJLP	(1)	(2)	9.73%	37,394	37,499
BNDES - Automático	TJLP	(1)	(2)	8.76%	55,686	60,021
FINEP				6.00%	1,617	-
BNDES - Crédito Rural	-			8.75%	-	1,988
Working capital						
Exporting financing	US$			5.30%	1,975,433	2,005,509
FMO	US$			8.68%	29,512	20,096
Importation financing	TJLP			4.04%	5,550	5,600
Importation financing	US$			3.85%	80,541	98,737
Others	US$			4.50%	9,904	10,438
					2,867,748	2,805,528
Current liabilities					908,346	946,201
Noncurrent liabilities					1,959,402	1,859,327
The long term portion of loans and financing mature as follows						
2006 (july to december)					294,531	440,738
2007					401,293	366,223
2008					459,042	388,044
2009					454,393	391,245
2010					210,033	152,015
2011 and forward					140,110	121,062
					1,959,402	1,859,327

(1) Capitalization of amounts by which TJLP (Long-term interest rates, published by the Brazilian Central Bank) exceeds 6%;

(2) Financing guaranteed by mortgages on plant, rural real estate and forests, and chattel mortgages on the goods financed.

82-3550

SEC MAIL PROCESSING
RECEIVED
AUG 11 2005
WASH. D.C. 190 SECTION

Unconsolidated and Consolidated Quarterly Financial Information

Suzano Bahia Sul Papel e Celulose S.A.

June 30, 2005

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

June 30, 2005

Contents

Special Review Report of Independent Auditors 1

Quarterly Financial Information

Balance Sheets 3
Statements of Income 5
Notes to the Quarterly Financial Information 6
Report on Company's Performance 35
Other Company's Relevant Information 43

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Suzano Bahia Sul Papel e Celulose S.A.

1. We have performed a special review of the accompanying Quarterly Financial Information of Suzano Bahia Sul Papel e Celulose S.A. and Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries for the quarter and six-months periods ended June 30, 2005, including the balance sheets, statements of income, report on the Company's performance and other Company and subsidiaries' relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flows for the six-month period ended June 30, 2005, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the six-month period ended June 30, 2005, taken as a whole.

Salvador, July 20, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
June 30 and March 31, 2005
(In thousands of reais)

	Parent Company		Consolidated	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
	(Unaudited)		(Unaudited)	
Assets				
Current assets				
Cash and marketable securities	**701,972**	530,331	**1,085,019**	819,312
Trade accounts receivable	**707,275**	587,896	**560,710**	585,489
Inventories	**386,841**	390,069	**509,854**	495,209
Recoverable taxes	**26,483**	33,386	**33,609**	37,917
Deferred income and social contribution taxes	**60,078**	89,866	**67,244**	100,148
Other accounts receivable	**14,715**	11,877	**22,646**	21,366
Prepaid expenses	**11,713**	1,836	**12,032**	2,515
Total current assets	**1,909,077**	1,645,261	**2,291,114**	2,061,956
Noncurrent assets				
Due from related parties	**30,345**	17,225	**23**	18
Deferred income and social contribution taxes	**119,559**	124,499	**133,980**	138,526
Judicial deposits	**28,059**	29,432	**39,699**	41,086
Recoverable taxes	**20,349**	21,981	**24,782**	25,401
Advances to suppliers	**95,178**	87,669	**95,178**	87,669
Other accounts receivable	**22,937**	22,214	**30,703**	27,212
Total noncurrent assets	**316,427**	303,020	**324,365**	319,912
Permanent assets				
Investments	**1,052,675**	1,076,588	**526,536**	528,256
Property, plant and equipment	**3,402,249**	3,377,127	**3,837,164**	3,790,212
Deferred charges	**1,197**	1,285	**4,544**	4,796
Total permanent assets	**4,456,121**	4,455,000	**4,368,244**	4,323,264
Total assets	**6,681,625**	6,403,281	**6,983,723**	6,705,132

	Parent Company		Consolidated	
	June 30, 2005	March 31, 2005	June 30, 2005	March 31, 2005
	(Unaudited)		(Unaudited)	
Liabilities and shareholders' equity				
Current liabilities				
Trade accounts payable	**131,629**	109,215	**166,367**	140,685
Loans and financing	**850,035**	886,233	**908,346**	946,201
Debentures	**11,462**	36,483	**11,462**	36,483
Taxes payable other than on income	**13,220**	12,840	**16,282**	17,453
Payroll and taxes payable	**45,173**	38,616	**51,644**	46,054
Accounts payable	**44,387**	50,037	**55,072**	61,683
Payable to related parties	**758**	770	**522**	541
Dividends and interest on shareholders' equity	**340**	30,081	**360**	30,710
Income and social contribution taxes	**9,431**	2,141	**12,251**	3,846
Deferred income and social contribution taxes	**-**	-	**3,960**	2,729
Total current liabilities	**1,106,435**	1,166,416	**1,226,266**	1,286,385
Noncurrent liabilities				
Loans and financing	**1,811,729**	1,709,809	**1,959,402**	1,859,327
Debentures	**465,236**	481,749	**465,236**	481,749
Accounts payable	**18,314**	30,057	**21,227**	33,011
Deferred income and social contribution taxes	**14,867**	14,007	**22,662**	19,999
Provision for contingencies	**156,342**	151,650	**193,203**	187,417
Total noncurrent liabilities	**2,466,488**	2,387,272	**2,661,730**	2,581,503
Shareholders' equity				
Capital	**1,477,963**	1,477,963	**1,477,963**	1,477,963
Capital reserves	**342,685**	342,685	**342,685**	342,685
Treasury shares	**(15,080)**	(15,080)	**(15,080)**	(15,080)
Income reserves	**954,469**	954,469	**940,693**	940,693
Retained earnings	**348,665**	89,556	**349,466**	90,983
Total shareholders' equity	**3,108,702**	2,849,593	**3,095,727**	2,837,244
Total liabilities and shareholders' equity	**6,681,625**	6,403,281	**6,983,723**	6,705,132

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
Three and six-month periods ended June 30, 2005 and 2004
(In thousands of reais)

	Parent Company				Consolidated			
	Three Months Ended June 30, (Unaudited)		Six Months Ended June 30, (Unaudited)		Three Months Ended June 30, (Unaudited)		Six Months Ended June 30, (Unaudited)	
	2005	2004	2005	2004	2005	2004	2005	2004
Gross sales	724,882	284,165	1,377,603	561,985	800,849	732,948	1,461,099	1,444,049
Sales deductions	(93,006)	(6,214)	(172,935)	(12,633)	(107,311)	(59,113)	(187,240)	(113,657)
Net sales	631,876	277,951	1,204,668	549,352	693,538	673,835	1,273,859	1,330,392
Cost of goods sold	(350,616)	(114,422)	(661,240)	(231,925)	(421,716)	(391,585)	(766,698)	(769,350)
Gross profit	281,260	163,529	543,428	317,427	271,822	282,250	507,161	561,042
Operating income (expense)								
Selling expenses	(69,155)	(27,578)	(129,775)	(56,094)	(43,494)	(32,810)	(75,403)	(64,600)
General and administrative expenses	(41,245)	(14,293)	(86,826)	(29,203)	(50,394)	(46,744)	(100,526)	(93,041)
Financial expenses	202,992	(100,843)	134,942	(133,819)	194,567	(239,882)	122,460	(311,454)
Financial income	(12,888)	51,795	17,195	69,013	(29,962)	100,714	4,652	137,649
Equity pickup in subsidiaries and affiliates	(23,261)	14,652	(25,133)	23,945	(87)	(72)	(241)	(208)
Other operating income, net	3,940	433	5,751	1,750	3,986	12,809	8,242	8,200
	60,383	(75,834)	(83,846)	(124,408)	74,616	(205,985)		(323,454)
Operating income	341,643	87,695	459,582	193,019	346,438	76,265	466,345	237,588
Nonoperating income, net	1,654	3,385	10,605	5,773	1,985	16,150	11,814	19,044
Income before income and social contribution taxes	343,297	91,080	470,187	198,792	348,423	92,415	478,159	256,632
Income and social contribution taxes	(84,188)	(4,186)	(121,522)	(26,500)	(89,940)	(9,305)	(128,693)	(52,548)
Net income before minority interests	259,109	86,894	348,665	172,292	258,483	83,110	349,466	204,084
Minority interests	-	-	-		-	5,059	-	-
Result from downstream merger	-	36,309	-	36,309	-	-	-	-
Net income for the period	259,109	123,203	348,665	208,601	258,483	88,169	349,466	204,084
Net earnings per share - R$	0,91262	0,43370	1,22804	0,73432	0,91041	0,31037	1,23087	0,71842
Number of outstanding shares at the end of the periods	283,918,754	284,074,349	283,918,754	284,074,349	283,918,754	284,074,349	283,918,,754	284,074,349

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

1. Operations

The main business purpose of Suzano Bahia Sul Papel e Celulose S.A. (Company or Suzano Papel e Celulose) and its subsidiaries is the manufacturing and trading, domestically and abroad, of short-fiber pulp of eucalyptus and paper, in addition to the formation and exploration of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad. Subsidiaries abroad do not have industrial plants.

At March 31, 2005, the Company, together with Votorantim Celulose e Papel S.A. (VCP) acquired the share control of Ripasa S.A Celulose e Papel (Ripasa). For further details, see Note No. 9.

2. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from Brazilian Corporation Law and regulations established by the Brazilian Securities and Exchange Commission - CVM.

Format of presentation of the quarterly financial information

Due to the downstream merger ("DSM") of Companhia Suzano de Papel e Celulose (Suzano) into Bahia Sul Celulose S.A (Bahia Sul), which took place on June 30, 2004, the quarterly financial information of the parent company presents, for both current and comparative periods, financial positions and results of operations that are completely distinct. This is because the current period is increased by merger assets while the prior period does not include such additional assets. Therefore, comparability of the parent company's financial statements is impaired by the effects of the merger occurred in 2004, except for its balance sheet that has been now prepared on same basis to ensure comparability.

The consolidated quarterly information has been prepared on same basis to ensure comparability.

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices

a) Statement of income: Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when all risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

b) Accounting estimates: Accounting estimates were based on objective and subjective aspects, considering management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the definition of useful lives of property, plant and equipment, allowance for doubtful accounts, deferred income and social contribution taxes, provision for contingencies and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the quarter closing date. Foreign currency translation gains and losses are recognized in the statement of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the quarter closing dates and results of operations were translated at the average exchange rate for the periods.

d) Derivative financial instruments: Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet dates. Derivative financial instruments aim to minimize the risks involved in loans and financing denominated in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e) Marketable securities: These are recorded at cost, plus income accrued to the balance sheet dates, not exceeding market value.

f) Allowance for doubtful accounts: This is established at an amount considered sufficient by management to cover any possible losses on the collection of accounts receivable.

g) Inventories: Inventories are stated at their average acquisition or production cost, not exceeding market value.

(In thousands of reais)

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices (Continued)

h) Investments: Investments in subsidiaries and affiliates are valued by using the equity method. Other investments are stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment: These are recorded at the acquisition, development or construction cost, restated by inflation rates until December 31, 1995, (including interest and other financial charges directly related to project or construction). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 10, considering the estimated useful lives of the assets. Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the forests.

j) Deferred charges: These are recorded at purchase and development cost, less amortization, which is calculated by using the straight-line method over a maximum period of five years.

k) Rights and obligations: These are restated based on exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts receivable and payable at the balance sheet dates.

l) Provisions: These are recognized in the balance sheet whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Non-cumulative PIS/COFINS: Tax debits arising from the sale of products are presented as sales deductions in the statement of income. Tax credits are related to: (i) purchase of raw materials; (ii) services and other materials to be used in production; (iii) initial inventory balances; (iv) and depreciation costs, as established by Laws No. 10.637/02 and No. 10.833/03, and are presented in the statement of income as a reduction of cost of goods sold. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income. The Company considered up to the third quarter of 2004, the credits resulting from purchase of raw materials, services and other inputs used in production, from initial inventories and depreciation balances, provided for in Laws No. 10.637/02 and No. 10.833/03, as sales deductions. In order to improve accounting classification of these credits, the criterion for the allocation thereof was changed, and the amount of these credits for the nine first months of 2004 of R$ 89,816 was reclassified from sales deductions to cost of goods sold in the statement of income, of which R$ 22,841 refers to the first quarter of 2004, R$ 33,218 to the second quarter of 2004 and R$ 33,759 to the third quarter of 2004. The total of credits for the year ended December 31, 2004 amounted to R$128,899.

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices (Continued)

n) Income and social contribution taxes: Income and social contribution taxes on the net income for the period comprise current and deferred taxes.

Current tax is calculated on taxable income for the period, by using tax rates in force at the balance sheet dates. Current tax rates are as follows: (i) income tax is computed at the rate of 25% of adjusted net income (15% of taxable income, plus a 10% surtax); and (ii) social contribution tax is computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction No. 371/02;

o) Statements of cash flows and changes in financial position: The statements of cash flows, prepared in accordance with NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors – IBRACON, and the statements of changes in financial position, are presented as supplementary information.

3. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

Consolidated quarterly information includes the quarterly financial information of Suzano Bahia Sul Papel e Celulose and the following direct and indirect subsidiaries: Suzano America Inc. (successor to the subsidiary corporations Bahia Sul América, Inc. and Nemotrade Corporation), Bahia Sul International Trading Ltd., Bahia Sul Holding GmbH, Suzanopar Investimentos Ltd., Suzanopar International S.A., CSPC Overseas Ltd., Comercial e Agrícola Paineiras Ltda., Nemo International, Sun Paper and Board Limited, Stenfar S.A. - Ind.Com.Imp. y Exp, Ripasa Participações S.A. and Ripasa S.A.

3. Consolidated Quarterly Financial Information (Continued)

Due to the acquisition of interest in Ripasa as of March 31, 2005 (see Note 9), the quarterly information of such company started to be proportionally consolidated, from that date. The proportional consolidation is justified under the shareholders' agreement entered into with VCP, that meets the requirements established by CVM Instruction No. 247/96. As supplementary information, the Company presents the statements of Ripasa's proportional consolidation, including the balance sheet, the statements of income, of changes in financial position and of cash flows of the Company and Ripasa before and after the consolidation effects, in addition to significant Notes before this proportional consolidation (see 16.01 – "Other Company Relevant Information").

At April 30, 2005, the subsidiaries Bahia Sul America, Inc and Nemotrade Corporation were merged, therefore resulting in a new subsidiary named Suzano America Inc. This transaction was carried out at book value of the net assets of both companies.

The financial period of the subsidiaries included in the consolidated quarterly financial information is the same as that of the parent company.

Description of the main consolidation procedures

a) Elimination of intercompany asset and liability account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheets.

(In thousands of reais)

3. Consolidated Quarterly Financial Information (Continued)

Reconciliation of net income for the period and shareholders' equity between consolidated and parent company

	Net income			Shareholders' equity	
	Quarter ended June 30, 2005	Six-month period ended June 30, 2005	Six-month period ended June 30, 2004	Jun/2005	Mar/2005
Parent Company	**259,109**	**348,665**	208,601	**3,108,702**	2,849,593
Elimination of realized (unrealized) income recorded by the Parent Company in transactions with Subsidiaries	**(942)**	**1,219**	(6,840)	**(19,646)**	(18,708)
Income and social contribution taxes on the elimination above	**316**	**(418)**	2,323	**6,671**	6,359
Consolidated	**258,483**	**349,466**	204,084	**3,095,727**	2,837,244

4. Cash and Marketable Securities

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Cash and banks	**4,174**	49,968	**168,160**	221,431
Marketable securities	**697,798**	480,363	**916,859**	597,881
	701,972	530,331	**1,085,019**	819,312

Marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 100% to 101.5% of the Brazilian Interbank Deposit Certificate (CDI) rate and foreign marketable securities, at an average rate of 2.85% per annum plus exchange variation of the US dollar.

(In thousands of reais)

5. Trade Accounts Receivable

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Domestic receivables	**349,426**	332,096	**387,409**	370,505
Foreign receivables				
Subsidiaries	**366,709**	262,928	**-**	-
Third parties	**7,816**	16,980	**195,011**	248,109
Discounted export receivables	**(392)**	(445)	**(392)**	(4,128)
Allowance for doubtful accounts	**(16,284)**	(23,663)	**(21,318)**	(28,997)
	707,275	587,896	**560,710**	585,489

The Company had, at June 30, 2005, outstanding vendor operations with its customers in the amount of R$ 45,439 (R$ 52,662 in March 2005), in which the Company acts as an intervening guarantor.

6. Inventories

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Finished goods				
Pulp				
Domestic	**12,615**	20,890	**12,615**	21,161
Foreign	**-**		**21,826**	9,313
Paper				
Domestic	**152,519**	143,907	**172,411**	163,465
Foreign	**-**	-	**55,716**	50,529
Work in process	**19,224**	19,463	**22,051**	21,986
Raw materials	**77,212**	78,632	**83,179**	84,590
Maintenance and other materials	**125,271**	127,177	**142,056**	144,165
	386,841	390,069	**509,854**	495,209

(In thousands of reais)

7. Recoverable Taxes

	Parent Company		Consolidated	
	Jun/2005	**Mar/2005**	**Jun/2005**	**Mar/2005**
Recoverable social contribution tax	**-**	184	**120**	184
Recoverable income tax	**511**	6,702	**1,412**	6,702
Recoverable PIS/COFINS	**7,062**	7,804	**7,062**	7,804
State VAT (ICMS) on acquisition of PP&E	**37,320**	38,605	**46,571**	46,476
Others	**1,939**	2,072	**3,226**	2,152
	46,832	55,367	**58,391**	63,318
Less current assets	**26,483**	33,386	**33,609**	37,917
Non current assets	**20,349**	21,981	**24,782**	25,401

8. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases for assets and liabilities and their book values, and on fiscal losses of income tax and negative basis of social contribution taxes.

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

The recorded deferred income and social contribution taxes derive from:

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Assets				
Income tax loss carryforward	**16,888**	37,031	**17,227**	37,347
Social contribution tax loss carryforward	**3,401**	10,759	**3,401**	10,900
Temporary differences:				
- On provisions	**55,689**	56,437	**76,937**	80,289
- On goodwill amortization	**103,659**	110,138	**103,659**	110,138
	179,637	214,365	**201,224**	238,674
Less current assets	**60,078**	89,866	**67,244**	100,148
Noncurrent assets	**119,559**	124,499	**133,980**	138,526

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Liabilities				
Accelerated depreciation	**14,867**	14,007	**16,188**	15,414
Deferred exchange variation	**-**	-	**8,821**	5,933
Reflorestation costs	**-**	-	**1,613**	1,381
	14,867	14,007	**26,622**	22,728
Less current liabilities	**-**	-	**3,960**	2,729
Noncurrent liabilities	**14,867**	14,007	**22,662**	19,999

The taxes losses carryforward are composed as follows:

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Income tax losses carryforward	**67,552**	148,126	**68,908**	149,389
Social contribution tax losses carryforward	**37,789**	119,544	**37,789**	121,112

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

In accordance with CVM Instruction 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution tax losses carryforward and temporary differences, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the income tax reduction incentive of 75% on profits from tax incentive activities of the Mucuri plant (former Bahia Sul).

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidated	
	Jun/2005	**Mar/2005**	**Jun/2005**	**Mar/2005**
2005	**41,784**	76,512	**52,699**	92,152
2006	**49,783**	49,783	**53,677**	52,910
2007	**67,669**	67,669	**72,860**	71,933
2008	**20,401**	20,401	**21,988**	21,679
	179,637	214,365	**201,224**	238,674

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions at the closing of this period. Accordingly, these estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

Income tax - Reduction of 75% ADENE – Mucuri plant

The Company obtained from ADENE (former SUDENE) a tax incentive reduction of 75% in the income tax expense until 2011 for pulp and 2012 for paper. Such incentive, calculated based on exploration profit, is proportional to Mucuri plant net sales revenues.

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Income tax - Reduction of 75% ADENE – Mucuri plant (Continued)

The income tax saved with this reduction is not recorded as expense in the statement of income. However, at the end of each financial year, after net income has been determined, the reduction obtained for the year is allocated to capital reserve as a partial destination of the net income determined, in accordance with the legal provision that establishes the non-distribution of the reduction obtained to shareholders. Such reduction in the first semester of 2005 amounted to R$ 24,757 (R$ 27,026 in the first semester of 2004).

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution taxes expenses charged to statements of income is presented as follows:

	Parent Company		Consolidated	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Income before income and social contribution taxes	**470,187**	198,792	**478,159**	256,632
Reversal of the equity pickup	**25,133**	(23,945)	**241**	208
Income after reversal of the equity pickup	**495,320**	174,847	**478,400**	256,840
Income and social contribution taxes calculated at the combined tax rate of 34%	**(168,409)**	(59,448)	**(162,656)**	(87,326)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	**-**	(5,039)	**-**	-
Exchange variation on investments abroad	**-**	-	**(11,297)**	5,849
Tax incentives – ADENE	**24,757**	27,026	**24,757**	27,026
Others	**22,130**	10,961	**20,503**	1,903
Income and social contribution taxes	**(121,522)**	(26,500)	**(128,693)**	(52,548)
Effective tax rate	**24,5%**	15,2%	**26,9%**	20,5%

(In thousands of reais)

9. Investments

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Investments in subsidiaries and affiliates	**1,034,731**	1,057,866	**1,025**	778
Goodwill on acquisition of Ripasa (2)	**-**	-	**502,363**	502,363
Other investments	**26,027**	26,154	**31,231**	32,547
Provision for losses	**(8,083)**	(7,432)	**(8,083)**	(7,432)
	1,052,675	1,076,588	**526,536**	528,256

Details of investments

	Information on Subsidiary / Affiliate				Investments	
	Shareholder's equity	Net income (loss)	Company's Interest	Equity pickup	June 30, 2005	March 31, 2005
PARENT COMPANY						
Ripasa Participações S.A. (2)	1,500,192	16,002	50%	8,001	**750,096**	742,095
Suzanopar Investimentos Ltd.	144,129	2,041	100%	(16,336)	**144,128**	160,790
Nemo International	18,610	(109)	100%	(2,527)	**18,610**	21,473
Comercial e Agrícola Paineiras Ltda.	37,091	(2,116)	100%	(2,116)	**37,091**	37,316
Stenfar S.A. Ind.Com.Imp. Y Exp. (1)	2,523	(819)	100%	-	**-**	-
Bahia Sul International Trading Ltd.	77,219	(710)	100%	(11,281)	**77,221**	87,945
Suzano América Inc.	10,377	323	100%	(633)	**6,694**	7,397
Bahia Sul Holding	57	(2)	100%	(17)	**58**	72
Pakprint S.A.	4,165	(287)	20%	(224)	**833**	778
Total investments in subsidiaries and affiliates				(25,133)	**1,034,731**	1,057,866
Other investments, net of provision for losses				-	**17,944**	18,722
Total investments				(25,133)	**1,052,675**	1,076,588
CONSOLIDATED						
Goodwill determined on the acquisition of Ripasa (2)				-	**502,363**	502,363
Pakprint S.A.	4,165	(287)	20%	(241)	**1,025**	778
Other investments, net of valuation allowance	-	-	-	-	**23,148**	25,115
Total investments					**526,536**	528,256

(In thousands of reais)

9. **Investments** (Continued)

Details of investments (Continued)

1) This investment is presented as an advance for future capital contribution under noncurrent assets (see Note 13), since the effectively capital contribution was not incurred yet.

2) At March 31, 2005, the Company communicated, together with VCP, the purchase of common and preferred shares of Ripasa that were directly or indirectly held by its controlling shareholders.

The acquisition of the controlling interest of Ripasa was made on equal terms by the Company and VCP through Ripasa Participações S.A, in which each of them holds interest of 50%, as shown below:

i. 129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid at March 31, 2005, representing 77.59% of voting capital and 46.06% of total capital, and
ii. 37,449,084 common shares and 12,388,719 preferred shares of Ripasa may be acquired through a call and put options that may be exercised within six years, representing 22.41% of voting capital and 13.45% of total capital.

The transaction amount, including purchase made at March 31 and the option amounts, is equivalent in reais to US$ 709.46 million at the transaction date. Preferred shares will have the respective economic value determined by appraisal reports to be issued by an expert. The price agreed for common shares will include corresponding economic value plus the control premium.

The price paid for the acquisition of shares referred to in item I was US$ 549.2 million (equivalent to R$ 1,484.2 million), each of the acquiring parties being in charge of half of such amount. The Company's portion corresponded to R$ 742.1 million – which resulted in a goodwill in relation to the equity book value of the shares acquired of R$ 502.4 million, applicable to the total of common and preferred shares. Company and VCP managements are evaluating the best criterion to segregate the goodwill involved in the transaction for common and preferred shares acquired, as well as its amortization criterion. Financial statements of Ripasa at March 31, 2005, were used to determine the goodwill.

(In thousands of reais)

9. Investments (Continued)

Details of investments (Continued)

The price to be paid by the acquiring parties for shares referred to in item II above will amount to R$ 433.3 million (equivalent to US$ 160.3 million at the option contract date, when the liability was converted into reais), and will be monetarily restated by the SELIC rate up to the date of the effective exercise of the option. The seller has established a usufruct in favor of the Company and VCP on the political and economic rights of such 36,146,274 common shares and 8,266,946 preferred shares, for a period of six years.

A corporate restructuring is under development that may lead to the proper implementation of a management model for Ripasa, aiming at the maintenance of high levels of transparence, governance and efficiency, as well as the capture of synergies that have been identified. The corporate restructuring under development aims at migrating Ripasa's minority interests to the Company and VCP, on equal terms, based on the economic value of the companies to be supported by an appraisal report that is being prepared by an independent financial institution, according to the statutory law.

The transaction was presented within schedule to proper authorities, including those of the Brazilian Antitrust Enforcement Agency (CADE). Management believes that such transaction will be approved.

10. Property, Plant and Equipment

Parent Company

	Average annual depreciation rate	June 30, 2005			March 31, 2005
		Cost	Depreciation	Net	Net
Buildings	3.34%	640,377	(265,754)	374,623	374,821
Machinery and equipment	4.39%	3,568,382	(1,476,752)	2,091,630	2,082,818
Other depreciable assets	17.75%	172,362	(109,525)	62,837	63,318
Land and farms	-	347,469	-	347,469	337,548
Timber resources	-	462,660	-	462,660	444,345
Construction in progress	-	63,030	-	63,030	74,277
		5,254,280	(1,852,031)	3,402,249	3,377,127

(In thousands of reais)

10. Property, Plant and Equipment (Continued)

Consolidated

	Average annual depreciation rate	June 30, 2005 Cost	Depreciation	Net	March 31, 2005 Net
Buildings	3.34%	708,527	(293,124)	415,403	416,167
Machinery and equipment	4.39%	3,960,657	(1,717,134)	2,243,523	2,241,495
Other depreciable assets	17.75%	198,302	(118,616)	79,686	83,616
Land and farms	-	406,978	-	406,978	396,458
Timber resources	-	500,567	-	500,567	480,597
Construction in progress	-	191,007	-	191,007	171,879
		5,966,038	(2,128,874)	3,837,164	3,790,212

11. Financing and Loans

	Index	Average annual interest rate	Parent Company June 30, 2005	Parent Company March 31, 2005	Consolidated June 30, 2005	Consolidated March 31, 2005
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (2) 9.85%	508,679	417,878	560,671	461,858
BNDES – Finem	Basket of currencies	(1) (2) 10.27%	111,440	103,782	111,440	103,782
BNDES – Finame	TJLP	(1) (2) 9.73%	37,394	37,499	37,394	37,499
BNDES – Automatic	TJLP	(1) (2) 8.76%	3,691	4,215	55,686	60,021
FINEP		6.00%	1,617	-	1,617	-
Rural credit	-	8.75%	-	1,988	-	1,988
For working capital:						
Exports financing	US$	5.30%	1,907,100	1,933,669	1,975,433	2,005,509
Foreign onlending	US$	8.68%	29,512	20,096	29,512	20,096
BNDES – Exim	TJLP	4.04%	-	-	5,550	5,600
Imports financing	US$	3.85%	62,331	76,915	80,541	98,737
Others	US$	4.50%	-	-	9,904	10,438
			2,661,764	2,596,042	2,867,748	2,805,528
Less current liabilities (includes interest payable)			850,035	886,233	908,346	946,201
Noncurrent liabilities			1,811,729	1,709,809	1,959,402	1,859,327
Long-term loans and financing mature as follows:						
2006 (July to December)			273,107	403,241	294,531	440,738
2007			371,598	335,004	401,293	366,223
2008			430,432	363,637	459,042	388,044
2009			431,400	364,725	454,393	391,245
2010			199,678	147,178	210,033	152,015
2011 onwards			105,514	96,024	140,110	121,062
			1,811,729	1,709,809	1,959,402	1,859,327

(In thousands of reais)

11. Financing and Loans (Continued)

1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;
2) Financing is secured, depending on the agreements, by (i) mortgages of plant; (ii) rural properties and timberland; (iii) guarantees of the financed assets; (iv) and sureties from shareholders.

12. Debentures

			Value		March 31, 2005			
			June 30, 2005		Current and			
Emission	Series	Units	Current	Noncurrent	noncurrent	Index	Interest	Due date
3rd	1st	333,000	8,092	330,286	357,465	IGP-M	10%*	4/1/2014
3rd	2nd	167,000	3,370	134,950	160,767	USD	10.38%	4/1/2014
			11,462	465,236	518,232			

* The contractual interest was 8% p.a. The effective interest rate was adjusted considering the premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500,000 two series issue of debentures, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in a 10-year period in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Instruction N° 404, by granting premium and discount on the issue price. Effective interest defined in this process was equal to 10% p.a. paid annually.

The second serie, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation plus 10.38% p.a., paid semi-annually.

Debentures clauses require a determined maximum level of indebtedness and leverage indicators based on the Company's consolidated financial statements. At the end of the quarter, the Company had not defaulted on any covenants.

This transaction was classified under risk level AA – (bra) of "Fitch Atlantic Ratings".

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

13. Related Parties

Balances and transactions as of and for the six-month period ended June 30, 2005

	Assets			Liabilities	Sales revenues and
	Current	Noncurrent		Current	financial expenses
Consolidated companies					
Bahia Sul International Trading Ltd.	237,752	-		-	376,605
Comercial e Agrícola Paineiras Ltda.	-	26,300	(2)	230	(1,283)
Suzanopar International S.A.	-	1,499	(3)	-	-
CSPC Overseas Ltd.	119,234	-		-	181,421
Stenfar S.A. Indl. Coml. Imp. Exp.	9,723	2,523	(2)	6	14,612
	366,709	30,322		236	571,355
Nonconsolidated companies					
Suzano Holding S.A.	-	5		-	(3,859)
IPLF Holding S.A.	-	-		504	-
SPP Agaprint Indl. e Coml. Ltda.	13,051 (1)	-		18	8,859
Central Distribuidora de Papéis Ltda.	11,114	-		-	14,453
Nova Mercante de Papéis Ltda.	14,001	-		-	20,337
Suzano Petroquímica Ltda.	-	18		-	-
Nemonorte Imóveis e Participações Ltda.	-	-		-	(172)
Consolidated	38,166	23		522	39,618
Parent company	404,875	30,345		758	610,973

Balances at March 31, 2005, and transactions, in the income statement for the six-month period ended June 30, 2004

	Assets			Liabilities	Sales revenues and
	Current	Noncurrent		Current	financial expenses
Consolidated companies					
Bahia Sul International Trading Ltd.	120,829	-		-	264,771
Comercial e Agrícola Paineiras Ltda.	-	12,700	(2)	220	(1,284)
Suzanopar International S.A.	-	1,701	(3)	-	-
CSPC Overseas Ltd.	133,792	-		-	177,529
Stenfar S.A. Indl. Coml. Imp. Exp.	8,307	2,806	(2)	9	12,566
	262,928	17,207		229	453,582
Nonconsolidated companies					
Suzano Holding S.A.	-	-		-	(1,012)
IPLF Holding S.A.	-	-		504	-
SPP Agaprint Indl. e Coml. Ltda.	20,613 (1)	-		37	17,449
Central Distribuidora de Papéis Ltda.	12,131	-		-	17,960
Nova Mercante de Papéis Ltda.	9,926	-		-	16,453
Suzano Petroquímica Ltda.	-	18		-	-
Nemonorte Imóveis e Participações Ltda.	-	-		-	(153)
Consolidated	42,670	18		541	50,697
Parent Company	305,598	17,225		770	504,279

(In thousands of reais)

13. Related Parties (Continued)

(1) The Company has outstanding vendor operations in the amount of R$ 12,100 (R$ 20,306 in March 2005);
(2) Advances for future capital increases;
(3) Loan denominated in dollars maturing on December 31, 2009.

The main assets and liabilities balances as of June 30, 2005, and the transactions that affected the statement of income for the period concerning related-party operations, were substantially realized under normal market conditions for the respective types of operations.

14. Provision for Contingencies

	Parent Company		Consolidated	
	Jun/2005	**Mar/2005**	**Jun/2005**	**Mar/2005**
Taxes				
PIS/COFINS	**72,115**	67,529	**87,806**	83,058
PIS half-yearly computation	**42,630**	41,614	**42,630**	41,614
ICMS	**15,056**	15,055	**18,194**	17,653
Others	**-**	-	**16,563**	16,471
	129,801	124,198	**165,193**	158,796
Labor and civil	**26,541**	27,452	**28,010**	28,621
	156,342	151,650	**193,203**	187,417

These provisions are recognized to provide for probable losses in administrative and judicial suits relating to tax, civil and labor claims considered as probable losses at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors. Significant proceedings are commented below:

PIS/COFINS – A provision recognized for unpaid PIS and COFINS in view of the legal challenge regarding the tax calculation basis (charge over other income). As of June 30, 2005, the Company has judicial deposits, in the amount of R$ 1,586 for PIS and R$ 16,024 for COFINS.

(In thousands of reais)

14. Provision for Contingencies (Continued)

PIS half-yearly computation - The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred to contribution was considered unconstitutional by the higher court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company conducted the offset of said amount against IPI and COFINS debits. A recent decision in intermediate court of appeals recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such new decision is under discussion in the higher courts.

ICMS - Provisions related to tax delinquency notices currently being refuted or appealed against at an administrative level.

15. Accounts Payable – Land and Forests

In 2002, the Company purchased from Companhia Vale do Rio Doce lands and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments by the end of 2007. At June 30, 2005, the due amounts related to this acquisition, classified as current and noncurrent, amounted to R$ 11,514 and R$ 10,157, respectively (R$ 16,166 and R$ 14,071 in March 2005).

In June 2004, the Company acquired from VCP eucalyptus wood payable up to December 2006. The restated amount of acquisition is R$ 8,157 (R$ 15,986 in March 2005) and is classified in noncurrent liabilities. See Note 21.

16. Financial Instruments

a) Valuation

The financial instruments included in the balance sheet, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values. To determine the market value, management used information available and applicable valuation methodologies for each situation. Estimated market value do not mean that the assets and liabilities could be realized or settled in the amounts presented. The use of different market information and/or valuation methodologies may have a significant effect on the market value.

(In thousands of reais)

16. **Financial Instruments** (Continued)

a) Valuation (Continued)

The estimated market value of financial instruments is set out below:

	Consolidated			
	June 30, 2005		March 31, 2005	
	Carrying Amount	Fair Market Value	Carrying Amount	Fair Market Value
Assets				
Cash and marketable securities	**1,085,019**	**1,085,019**	819,312	819,312
Liabilities				
Loans and financing	**2,867,748**	**2,850,954**	2,805,528	2,776,670
Debêntures	**476,698**	**476,698**	518,232	518,232

The market value of cash and banks, loans, financing and debentures, when applicable, was determined using available current interest rates for operations under similar conditions and remaining maturities.

b) Credit risk

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and aim at minimizing possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection of its client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of sales (risk spread).

c) Exchange and interest rate risk

Income and expenses recorded by the Company are subject to significant variations, as their loans and financing and a portion of its debenture balance are substantially linked to the foreign exchange rate fluctuation, particularly the US dollar.

(In thousands of reais)

16. Financial Instruments (Continued)

c) Exchange and interest rate risk (Continued)

In order to reduce certain effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of June 30, 2005, there was an open swap position from dollars to CDI in notional amounts of US$ 7.5 million.

In order to limit the interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, with notional amounts up to the limit of US$ 71.1 million.

Gains and losses arising from operations involving derivatives (closed and open positions) are recognized in the financial statements.

17. Shareholders' Equity

Capital

The subscribed capital as of June 30, 2005 totals R$ 1,477,963,325.62, fully paid in and divided into 285,277,173 shares, with no par value, of which 102,374,458 are common and nominative, 181,531,176 are book-entry preferred class "A" shares and 1,371,539 are book-entry preferred class "B". From the total of preferred shares class "B", 1,358,419 are maintained in treasury.

Preferred shares class "A" are non-voting and have priority upon distribution of dividends, which are, at least, 10% higher than those paid on common shares. Preferred shares class "B" are ensured a priority dividend of 6% p.a. on each portion of the capital, or, at least, 10% higher than those paid on common shares. Preferred shares are nonvoting shares, except when provided for in law.

Dividends

The Company's articles of incorporation provide for minimum compulsory dividends of 25%, calculated on net income for the year, adjusted as allowed by article 202 of Law No. 6404/76.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

18. Nonoperating Results

	Parent Company		Consolidated	
	Six-month periods ended			
	Jun/2005	Jun/2004	Jun/2005	Jun/2004
Loss on foreign subsidiary	(1,000)	-	-	-
Loss on other investments	(1,083)	-	(1,083)	(163)
Gain on sale of property, plan and equipment (1)	12,688	5,773	12,897	19,207
	10,605	5,773	11,814	19,044

(1) Refers mainly to the sale of "standing wood" to non-related companies (see Note 21).

19. Net Financial Results

	Parent Company		Consolidated	
	Six-month periods ended			
	Jun/2005	Jun/2004	Jun/2005	Jun/2004
Interest expenses	(105,543)	(45,826)	(112,971)	(90,320)
Monetary and exchange rate variation	261,423	(82,668)	256,338	(203,514)
Loss on swap transactions	(6,392)	(3,293)	(6,392)	(8,009)
Other financial expenses	(14,546)	(2,032)	(14,515)	(9,611)
Total financial expenses	134,942	(133,819)	122,460	(311,454)
Interest income	50,342	60,119	60,687	87,457
Loss on swap transactions	-	(10,574)	-	(10,574)
Monetary and exchange rate variation	(33,147)	19,468	(56,035)	60,766
Total financial income	17,195	69,013	4,652	137,649
Financial results, net	152,137	(64,806)	127,112	(173,805)

(In thousands of reais)

20. Statement of EBITDA (Not Reviewed)

	Parent Company		Consolidated	
	Six-month periods ended			
	Jun/2005	Jun/2004	Jun/2005	Jun/2004
Operating income	**459,582**	193,019	**466,345**	237,588
Financial expenses	**(134,942)**	133,819	**(122,460)**	311,454
Financial income	**(17,195)**	(69,013)	**(4,652)**	(137,649)
Equity pickup	**25,133**	(23,945)	**241**	208
Depreciation, depletion and amortization	**105,514**	47,823	**118,039**	95,464
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	**438,092**	281,703	**457,513**	507,065

21. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of lending 1,900 thousand m3 of eucalyptus wood. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. The Company records the amount receivable related to the volume of wood already delivered to Aracruz Celulose S.A in noncurrent assets, in the amount of R$ 15,402 at June 30, 2005 and March 31, 2005.

The Company signed a contract to purchase and sale of standing wood with VCP, by which the Company sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005. On the other hand, the Company entered into an agreement with VCP by which it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008.

(In thousands of reais)

22. Private Pension Plan – Defined Contribution

In January 2005, the Company established a supplementary defined contribution private pension - for their employees, named Suzano Prev. To implement this private pension plan the Company selected a solid financial institution. Upon establishing the Suzano Prev plan, the Company defined that it will pay the contribution related to prior years for all employees, in consideration of services rendered to the Company in periods preceding the creation of the plan (past service). Such disbursement will be made within the next years, and calculated individually, until each employee starts to enjoy the benefits of the plan. Until the end of the semester, 77% of Company's employees had joined the plan. The Company's contributions to the plan in the current six-month period amounted to R$2,836 (R$1,412 in the first quarter of 2005), and the contributions made by employees total R$1,102 (R$717 in the first quarter of 2005).

23. Corporate Restructuring – Ripasa (Not Reviewed by Independent Auditors)

On July 20, 2005, the Boards of Directors of the respective companies, Ripasa S.A. Celulose e Papel (Ripasa), Suzano Bahia Sul Papel e Celulose S.A. (Suzano), Votorantim Celulose e Papel S.A. (VCP) and the management of Ripasa Participações S/A (Ripar), the company that took over Ripasa, approved the corporate restructuring that allows Ripasa's non-controlling shareholders to migrate and hold capital in Suzano and VCP in equal parts.

The corporate restructuring comprises: (i) merger of Ripasa's shares into Ripar; and (ii) Ripar's split-up, and transfer of its net assets to Suzano and VCP, in equal parts. The restructuring will be submitted to approval by the general meeting of shareholders of the companies concerned, according to the respective call notices to be published. Upon completion of the restructuring process, Ripasa's non-controlling shareholders will become shareholders of Suzano and VCP.

The restructuring process is justified by the following: (i) it results in a migration of Ripasa's non-controlling shareholders to Suzano and VCP, whose shares provide greater liquidity and marketability; and (ii) it is a necessary step towards Ripasa's future reorganization, which will allow better rationalization of activities, lower costs, operational gains, enhanced competitiveness and further scale in the companies.

This restructuring will result in a capital increase in Suzano amounting to R$573,629,269.83, with the issue of 5,428,955 common shares and 23,552,795 class "A" preferred shares, on behalf of non-controlling shareholders originating from Ripasa. Other information may be seen in the Relevant Event published on July 20, 2005.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information
Statements of changes in financial position

	Parent Company		Consolidated	
	Six-month periods ended			
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Working capital provided by				
Operations				
Net income for the period	**348,665**	208,601	**349,466**	204,084
Items not affecting working capital				
Depreciation, depletion and amortization	**105,514**	47,823	**118,039**	95,464
Net book expense with permanent assets disposed of	**7,362**	12,792	**7,409**	24,328
Deferred income and social contribution taxes	**20,014**	53,482	**21,423**	(24,190)
Equity pickup	**25,133**	(23,945)	**241**	208
Minority Interests				
Amortization of good will				
Provision for contingencies	**10,261**	2,657	**11,765**	9,964
Exchange and monetary variations and long-term interest, net	**(179,782)**	21,592	**(189,154)**	89,345
	337,167	323,002	**319,189**	399,203
From shareholders				
Capital subscription	**-**	1,669	**-**	1,669
Capital subscription due to DSM	**-**	238,270	**-**	-
Equity increase with the elimination of minority interest due to DSM	**-**	-	**-**	115,606
	-	239,939	**-**	117,275
Third parties				
Long-term financing and loans	**857,478**	223,593	**990,188**	513,066
Increase in noncurrent liabilities	**-**	-	**44,465**	-
Long-term suppliers	**-**	-	**-**	15,000
Set-up of special premium reserve upon DSM	**-**	108,723	**-**	108,723
Profit on fixed asset disposals to related party no longer eliminated due to DSM	**-**	-	**-**	53,862
Income tax incentivies	**-**	5,794	**-**	5,794
Reduction in noncurrent assets	**-**	-	**-**	262
	857,478	338,110	**1,034,653**	696,707
Total working capital provided	**1,194,645**	901,051	**1,353,842**	1,213,185
Working capital used for				
Increase in investments	**742,124**	40	**502,772**	7,118
Increase in property, plant and equipment	**133,241**	136,540	**501,392**	340,922
Increase in deferred charges	**-**	-	**3,547**	1,599
Noncurrent assets	**34,028**	17,559	**43,802**	24,843
Transfer from noncurrent to current liabilities	**262,266**	139,290	**275,407**	447,098
Elimination of minority interest due to DSM	**-**	-	**-**	115,606
Purchase of own shares due to DSM	**-**	13,339	**-**	-
Total working capital used	**1,171,659**	306,768	**1,326,920**	937,186
Increase in working capital	**22,986**	594,283	**26,922**	275,999
Changes in working capital				
Effect on working capital due to DMS	**-**	(335,958)	**-**	-
Increase in working capital after DMS effect	**22,986**	258,325	**26,922**	275,999
Current assets	**(12,735)**	1,152,874	**84,079**	232,289
Current liabilities	**35,721**	(894,549)	**(57,157)**	43,710
Increase in working capital	**22,986**	258,325	**26,922**	275,999

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Statements of cash flows

	Parent Company		Consolidated	
	Six-month periods ended			
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash flows from operating activities				
Net income for the period	**348,665**	208,601	**349,466**	204,084
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	**105,514**	47,823	**118,039**	95,464
Income on sale of property, plant and equipment	**(11,689)**	(5,773)	**(11,642)**	(19,207)
Equity interests in subsidiaries and affiliates	**25,133**	(23,945)	**241**	208
Amortization of goodwill				
Minority interest				
Deferred income and social contribution taxes	**55,111**	10,652	**61,289**	(73,943)
Interest and exchange and monetary variations, net	**(257,160)**	78,650	**(254,889)**	163,316
Provision for contingencies	**10,261**	2,657	**11,765**	9,964
Changes in assets and liabilities related to operations				
Decrease (increase) in accounts receivable	**64,122**	(26,146)	**(450)**	(86,027)
(Decrease) increase in other current and noncurrent assets	**(72,577)**	(23,960)	**(168,096)**	(15,583)
Decrease in other current and noncurrent liabilities	**(29,859)**	(18,441)	**65,928**	(140,064)
Net cash from operating activities	**237,521**	250,118	**171,651**	138,212
Cash flows from investing activities				
Increase in investments	**(742,124)**	(40)	**(502,772)**	(7,118)
Increase in property, plant and equipment	**(133,241)**	(136,540)	**(501,392)**	(340,922)
Increase in deferred charges	-	-	**(3,547)**	(1,599)
Net effect of DSM	-	(200,264)	-	-
Income tax incentives	-	5,794	-	5,794
Proceeds generated from sales of fixed assets	**19,051**	18,565	**19,051**	43,535
Net cash from (used in) generated by investing activities	**(856,314)**	(312,485)	**(988,660)**	(300,310)
Cash flows from financing activities				
Capital subscription	-	1,669	-	1,669
Capital subscription due to DSM	-	238,270	-	-
Set-up of special premium reserve upon DSM	-	108,723	-	108,723
Equity increase due to elimination of minority interests	-	-	-	115,606
Profit in fixed asset disposal to related party no longer eliminated	-	-	-	53,862
Dividends and interests on own capital	**(81,496)**	(40,214)	**(82,105)**	(120,078)
Proceeds from loans and financing	**1,193,706**	391,025	**1,375,764**	808,049
Payment of loans and financing	**(445,604)**	(308,182)	**(458,817)**	(701,113)
Net cash (used in) from financing activities	**666,606**	391,291	**834,842**	266,718
Effects of exchange rate variation on cash and marketable securities	-	-	**(19,034)**	-
Increase (Decrease) in cash and marketable securities	**47,813**	328,924	**(1,201)**	104,620
Changes in cash and marketable securities				
At beginning of the year	**654,159**	670,437	**1,086,220**	1,332,451
At end of the year	**701,972**	999,361	**1,085,019**	1,437,071
Increase (Decrease) in cash and marketable secutiries	**47,813**	328,924	**(1,201)**	104,620

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Balance Sheet – Statement of Consolidation at June 30, 2005

Assets	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Current assets						
Cash and marketable securities	95,428	21,977	1,063,042	1,085,019	-	1,085,019
Trade accounts receivable	205,400	47,304	513,406	560,710	-	560,710
Inventories	197,216	45,418	464,436	509,854	-	509,854
Recoverable taxes	26,012	5,991	27,618	33,609	-	33,609
Deferred income and social contribution taxes	-	-	67,244	67,244	-	67,244
Other accounts receivable	24,790	5,709	16,937	22,646	-	22,646
Prepaid expenses	-	-	12,032	12,032	-	12,032
Total current assets	**548,846**	**126,399**	**2,164,715**	**2,291,114**	**-**	**2,291,114**
Noncurrent assets						
Due from related parties	-	-	23	23	-	23
Deferred income and social contribution taxes	62,617	14,421	119,559	133,980	-	133,980
Judicial deposits	50,542	11,640	28,059	39,699	-	39,699
Recoverable taxes	19,221	4,427	20,355	24,782	-	24,782
Advances to suppliers	-	-	95,178	95,178	-	95,178
Other accounts receivable	19,406	4,469	26,234	30,703	-	30,703
Total noncurrent assets	**151,786**	**34,957**	**289,408**	**324,365**	**-**	**324,365**
Permanent assets						
Investments	1,317	303	773,966	774,269	(247,733)	526,536
Property, plant and equipment	1,384,094	318,757	3,518,407	3,837,164	-	3,837,164
Deferred charges	14,236	3,279	1,265	4,544	-	4,544
Total permanent assets	1,399,647	322,339	4,239,638	4,615,977	(247,733)	4,368,244
Total assets	**2,100,279**	**483,695**	**6,747,761**	**7,231,456**	**(247,733)**	**6,983,723**

1) Full balance sheet of Ripasa, disclosed in compliance with CVM Regulation 247/96;
2) Proportional balance sheet considering the interest of the Company in the total capital (23.03%) of Ripasa;
3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
4) Combined balance sheet (proportional Ripasa plus Suzano Papel e Celulose before elimination of the investment in Ripasa);
5) Consolidation adjustments (elimination of investment in Ripasa);
6) Consolidated balance sheet of Suzano Papel e Celulose in accordance with CVM Instruction No. 247/96.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Balance Sheet – Statement of Consolidation at June 30, 2005 (Continued)

Liabilities and shareholders' equity	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Current liabilities						
Trade accounts payable	101,183	23,303	143,064	166,367	-	166,367
Loans and financing	209,496	48,247	860,099	908,346	-	908,346
Debentures	-	-	11,462	11,462	-	11,462
Taxes payable	9,123	2,101	14,181	16,282	-	16,282
Payroll and taxes payable	22,563	5,196	46,448	51,644	-	51,644
Accounts payable	34,746	8,003	47,069	55,072	-	55,072
Payable to related parties	-	-	522	522	-	522
Dividends and interest on shareholders' equity payable	85	20	340	360	-	360
Income and social contribution taxes	6,491	1,495	10,756	12,251	-	12,251
Deferred income and social contribution taxes	17,197	3,960	-	3,960		3,960
Total current liabilities	**400,884**	**92,325**	**1,133,941**	**1,226,266**	-	**1,226,266**
Noncurrent liabilities						
Loans and financing	417,145	96,068	1,863,334	1,959,402	-	1,959,402
Debentures	-	-	465,236	465,236	-	465,236
Accounts payable	12,647	2,913	18,314	21,227	-	21,227
Deferred income and social contribution taxes	33,847	7,795	14,867	22,662	-	22,662
Provision for contingencies	160,056	36,861	156,342	193,203	-	193,203
Total noncurrent liabilities	**623,695**	**143,637**	**2,518,093**	**2,661,730**	-	**2,661,730**
Shareholders' equity						
Capital	807,363	185,936	1,477,963	1,663,899	(185,936)	1,477,963
Capital reserves	-	-	342,685	342,685	-	342,685
Treasury stock	-	-	(15,080)	(15,080)	-	(15,080)
Revaluation reserves	6,259	1,441	-	1,441	(1,441)	-
Income reserves	242,089	52,307	940,693	993,000	(52,307)	940,693
Retained earnings (losses)	19,989	8,049	349,466	357,515	(8,049)	349,466
Total shareholders' equity	1,075,700	247,733	3,095,727	3,343,460	(247,733)	3,095,727
Total liabilities	**2,100,279**	**483,695**	**6,747,761**	**7,231,456**	**(247,733)**	**6,983,723**

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Regulation 247/96;
(2) Proportional balance sheet considering the interest of the Company in the total capital (23.03%) of Ripasa;
(3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano Papel e Celulose before elimination of investment in Ripasa);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated balance sheet of Suzano Papel e Celulose in accordance with CVM Instruction No. 247/96.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Statement of income – Statement of proportional consolidation of Ripasa at June 30, 2005

	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose (3)	Combined (4)	Adjustments (5)	Consolidated (6)
	2Q05	2Q05	1S05	1S05		1S05
Gross sales	385,153	88,701	1,372,398	1,461,099	-	1,461,099
Sales deductions	(62,113)	(14,305)	(172,935)	(187,240)	-	(187,240)
Net sales	**323,040**	**74,396**	**1,199,463**	**1,273,859**	**-**	**1,273,859**
Cost of goods sold	(238,605)	(54,951)	(711,747)	(766,698)	-	(766,698)
Gross profit	**84,435**	**19,445**	**487,716**	**507,161**	**-**	**507,161**
Operating income (expense)						
Selling expenses	(32,735)	(7,538)	(67,865)	(75,403)	-	(75,403)
General and administrative expenses	(22,451)	(5,171)	(95,355)	(100,526)		(100,526)
Financial expenses	(42,968)	(9,895)	132,403	122,508	(48)	122,460
Financial income	75,340	17,351	(12,699)	4,652		4,652
Equity pickup in subsidiaries and affiliates	(70)	(16)	7,776	7,760	(8,001)	(241)
Other operating income, net	(2,143)	(494)	8,736	8,242		8,242
Operating income	**59,408**	**13,682**	**460,712**	**474,394**	**(8.049)**	**466,345**
Nonoperating income, net	(429)	(99)	11,913	11,814	-	11,814
Income before income and social contribution taxes	**58,979**	**13,583**	**472,625**	**486,208**	**(8,049)**	**478,159**
Income and social contribution Taxes	(24,028)	(5,534)	(123,159)	(128,693)	-	(128,693)
Net income for the period	**34,951**	**8,049**	**349,466**	**357,515**	**(8,049)**	**349,466**

(1) Full income statement of Ripasa for the second quarter of 2005 (period after the investment acquisition by the Company);

(2) Proportional income statement considering the indirect interest (through Ripasa Participações S/A) in the total capital (23.03%) of Suzano Papel e Celulose;

(3) Consolidated income statement of Suzano Papel e Celulose before Ripasa's proportional consolidation;

(4) Combined income statement (proportional Ripasa plus Suzano Papel e Celulose before Ripasa's proportional consolidation)

(5) Consolidation adjustments (elimination of investment in Ripasa);

(6) Consolidated income statement of Suzano Papel e Celulose for the first six-month period of 2005, in accordance with CVM Instruction No. 247/96.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Brief summary of operations

Our average sale price of pulp in the quarter was US$45/ton higher than in 1Q05. At the beginning of April the price of eucalyptus pulp CIF Europe reached US$600 per ton, and remained at this level throughout the whole quarter, fueled by higher demand, and by unprogrammed stoppages of capacity in Chile and Scandinavia.

In the domestic market there was an increase in the demand for paper, returning almost to the level of 2Q04. Even with the growth in export volumes which started in March, the strong growth in the domestic market (16.5%) increased domestic sales as percentage of total unit volume sales from 56% to 58% when compared to 1Q05.

We produced 321.4 thousand tons of products in the quarter. This is less than in 1Q05, since during this quarter there were maintenance stoppages at both Mucuri and Suzano plants. Due to the learning curve at the Mucuri unit, some operational costs are above normal levels.

At march 31, 2005, the Company acquired the controlling shares of Ripasa, together with VCP. For the second quarter of 2005, Ripasa reported net sales of R$ 323.0 million, gross income of R$ 84.4 million, total sales volume of 154.9 thousand tons – 125.9 thousand tons of paper and 29.0 thousand tons of pulp – and Ebitda of R$ 79.7 million, an Ebitda margin of 24.7%. Some of the figures for Ripasa are highlighted below, in this release.

The business environment

Stable margins in spite of the appreciation of the Real

During the second quarter of 2005 the Brazilian Real faced another appreciation over the US dollar. The US dollar exchange rate was R$ 2.35/US$ at the end of June, but its average value over the whole quarter was R$ 2.48/US$, 6.9% lower than its average in 1Q05.

These rates have positive impact in FX-related variations, increasing net income and negative impact on margins and mitigate the positive effect of the increases in prices of pulp and increasing volumes sold in the domestic market.

FX rate, R$ / US$	2Q05	1Q05	2Q04	2004	2003
Start of period	2.6662	2.6544	2.9086	2.8892	3.5333
End of period	2.3504	2.6662	3.1075	2.6544	2.8892
Average	2.4822	2.6650	3.0423	2.9263	3.0775

Source: Brazilian Central Bank.

The business environment (Continued)

Average price of pulp US$45/ton higher

Our export pulp selling prices in dollars increased in 2Q05, reaching US$600/ton (CIF Northern Europe) at the end of June. There were several events helping to maintain the price, and these could continue to affect the market in the third quarter: (i) reduction in the supply of short fiber pulp in Scandinavia; (ii) unprogrammed stoppages in pulp-producing plants in Chile and Indonesia; and (iii) a seven-week industry-wide strike at paper and pulp producers in Finland. In the end of the 2Q05 the spread between Eucalyptus pulp and NBSK narrowed during the quarter, and turned positive in the Asian market.

Industry inventory levels were at 35 days in May, one day more than in March – showing a relatively stable situation.

In the European market the average price differential between average prices of uncoated papers (reels, CIF Northern Europe) and eucalyptus pulp in 2Q05 was US$185/ton, lower than the historic average of US$250/ton.

The domestic market of paper showed an improvement during the 2Q05 when compared to the 1Q05, but still bellow the level registered in the 2Q04. In the domestic market we are beginning the period of purchases for manufacture of schoolbooks and stationery, which tend to cause a seasonal increase in sales in the second half of the year.

Sales

Net Sales

	1Q05		2Q05		2Q04	
	R$ tsd	Tons tsd	R$ tsd	Tons tsd	R$ tsd	Tons tsd
Domestic Market	277,359	115.7	316,239	134.5	323,861	140.2
Pulp	20,245	17.4	22,818	18.7	24,210	21.4
Coated P&W Paper	43,865	14.8	60,289	20.9	54,920	18.9
Paperboard	74,929	27.2	76,128	28.3	76,070	28.9
Uncoated P&W Paper	138,320	57.3	157,004	66.6	168,661	71.0
Export Market	302,961	174.6	302,904	181.1	316,756	166.6
Pulp	127,835	96.6	133,487	99.2	141,123	92.5
Coated P&W Paper	6,168	2.4	12,903	5.6	6,446	2.6
Paperboard	32,917	15.9	30,253	16.8	28,590	13.7
Uncoated P&W Paper	136,041	59.7	126,261	59.5	140,597	57.8
Total	580,320	291.3	619,143	315.6	640,617	306.8
Pulp	148,080	113.9	156,305	117.9	165,333	113.9
Coated P&W Paper	50,033	17.3	73,192	26.5	61,366	21.5
Paperboard	107,846	43.1	106,381	45.0	104,660	42.6
Uncoated P&W Paper	274,361	117.0	283,265	126.2	309,258	128.8

Sales (Continued)

High volumes and US$ prices for pulp offset the effect of the exchange rate variation on exports

2Q05 net sales, at R$ 619.1 million, were 3.4% higher than in 2Q04, on the positive effect of volume sold 2.9% higher, and the negative effect of average prices 6.0% lower, in Reais – and 6.7% higher than in 1Q05, reflecting an 8.4% quarter-on-quarter increase in volume sold, and a 1.5% fall in average prices.

Exports provided 48.9% of net sales in 2Q05. This compares with 52.2% in 1Q05 and 49.4% in 2Q04.

Net Sales 2Q05
R$ 619,1 million


Domestic
Market
51.1%
Export
48.9%

Higher prices in dollars and pulp sales volume

Pulp net sales, at R$ 156.3 million in 2Q05, was 5.5% lower year-on-year (vs. 2Q04) – reflecting our average sale price 8.7% lower in Reais, at R$ 1,326 in 2Q05, partially offset by a 3.5% increase in unit volume sold, to 117.9 thousand tons in the quarter – but was 5.6% higher than in 1Q05, on unit volume sold 3.5% higher and average pulp price in Reais 2.0% higher.

Our average pulp realization price in 2Q05 was US$542/ton, which compares with US$497/ton in 1Q05 and US$501 in 2Q04.

Pulp Sales volume (thousand tons)


114
118
114
97
99
93
17
19
21
1Q05
2Q05
2Q04
Domestic market
Export market

Pulp Exports - 2Q05
(% of volume)


Latin
America
3%
North
America
10%
Asia
22%
Europe
65%

Increase in domestic market sales volume, with prices flat from the first quarter

Paper net sales in 2Q05 was R$ 462.8 million, 2.6% lower year-on-year. The positive effect of unit volume sold 2.5% higher, at 197.7 thousand tons, was partially offset by average paper prices, at R$ 2,341 per ton, 5.0% lower in 2T05 than in 2Q04.

Our domestic market paper sales volume was 2.6 % lower year-on-year, at 115.8 thousand tons – being 58.6% of our total unit volume sales of paper, compared with 118.9 thousand tons, or 61.6% of the total sales of paper, in 2Q04 – but represented a substantial recovery, of 16.5%, from 1Q05, that mitigates the 2,1% lower average paper prices in the 2Q05.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (Continued)
(Unaudited)

Sales (Continued)

Paper sales volume (thousand tons)


177
198
193
78
82
74
99
116
119
1Q05
2Q05
2Q04
Domestic market
Export market

Paper Exports - 2Q05
(% of volume)


North America 12%
Other 0.3%
Latin America 37%
Asia 20%
Europe 33%

Production and costs

Production (thousand tons)

	1Q05	2Q05	2Q04
Production	334.5	321.4	295.3
Market Pulp	129.7	119.8	117.5
Coated P&W Paper	21.6	20.8	19.1
Paperboard	48.2	46.3	39.8
Uncoated P&W Paper	134.9	134.5	118.9

In 2Q05 we produced 321.4 thousand tons of products: 201.5 thousand tons of papers, and 119.8 thousand tons of market pulp. This is less than in the immediately preceding quarter, and reflects general programmed stoppages, for two days, at the Mucuri plant, and a nine-day programmed stoppage at the Suzano plant in June. During the learning curve for the optimized equipment at Mucuri we used higher than expected levels of certain chemicals, fuels and wood, temporarily increasing production costs.

Sales (Continued)

Market pulp cash production cost of R$548/ton in 2Q05

The cash cost per ton of market pulp produced at the Mucuri plant, which includes the cost of standing wood, reached R$ 548 (US $220) in the second quarter, compared to R$ 472 (US $177) in the first quarter. The increase reflects: (1) the maintenance stoppage; (2) increase in the strength of the Real in the period; and (3) increases in consumption of specific chemicals, fuels and wood, resulting from the learning curve on the new optimized machinery at the plant.

Unit cost of goods sold in 2Q05 was R$ 1,162, 0.5% lower than in 2Q04 – this lower figure mainly reflects the impact on export costs of the weaker average dollar in 2Q05. Unit cost was 1.9% lower than in the 1st quarter of 2005, again explained by lower exportation costs in Reais.

Results in detail

Results shown are for Suzano Papel e Celulose (accounting for the effect of the indirect 23.03% stake in Ripasa as equity pickup)

(In thousand R$)

	1Q05	1Q05	1Q04
Net Sales	580,321	619,142	640,617
Cost of Sales	(344,982)	(366,765)	(358,367)
Gross Profit	235,339	252,377	282,250
Selling Expenses	(31,909)	(35,956)	(32,810)
General and Administrative expenses	(50,132)	(45,223)	(46,744)
Financial Expenses	(58,305)	(71,867)	(56,139)
Financial Income	27,713	30,766	45,561
Equity Income in Subsidiaries and Affiliates	(154)	7,930	(72)
Amortization of Goodwill	-	-	10,422
Other Operating Income	4,256	4,480	2,387
Operating Profit before Monetary and Exchange Rate Variation	126,808	142,507	204,855
Net Monetary and Exchange Rate Variation on Assets	(6,901)	198,297	(128,590)
Operating Profit	119,907	340,804	76,265
Non Operating Income	9,829	2,084	16,150
Income and Social Contribution Taxes	(38,753)	(84,405)	(9,305)
Minority Interest	-	-	5,059
Net Income for the Period	90,983	258,483	88,169

Second quarter net income: R$ 258.5 million

The net income of Suzano Papel e Celulose in 2Q05 was R$ 258.5 million, 193.2% higher than in the second quarter of 2004, and 184.1% higher than in the immediately prior quarter. Ripasa's figures are in the equity pickup line.

The increase mainly reflected the FX gain resulting from the strengthening of the Real in the period.

Results in detail (Continued)

Further comparisons with the second quarter of 2004:

(1) Lower administrative expenses, compensating the R$ 1.4 million effect of the coming into operation of the private pension plan in January, and non-recurring expenses of the process of acquisition of Ripasa.

(2) Net monetary and FX variations providing a gain of R$ 198.3 million, due to the appreciation of 11.8% in the exchange rate of the Real against the dollar during 2Q05.

These effects were partially mitigated by the following:

(1) Selling expenses 9.6% higher than in 2Q04, due to higher sales volume.

(2) Higher expense on income tax and the Social Contribution, totaling R$ 84.4 million in 2Q05, mainly reflecting the FX and monetary gains which increased taxable income.

Consolidated figures including Ripasa

Consolidating Ripasa, 2Q05 consolidated net sales of Suzano Papel e Celulose totaled R$ 693.5 million, with gross income of R$ 271.8 million (gross margin 39.2%) and net income of R$ 258.5 million.

Cash flow and financial indicators

(in thousand R$)

	1Q05	2Q05	2Q04	2Q05 w/ Ripasa	2Q05 x 2Q04	2Q05 x 1Q05
EBIT	157,554	175,678	205,083	181,920	-14.3%	11.5%
Depreciation / Depletion / Amortization	54,012	51,909	49,050	64,027	5.8%	-3.9%
EBITDA	211,566	227,587	254,133	245,947	-10.4%	7.6%
Gross Profit / Net Sales	40.6%	40.8%	44.1%	39.2%	-3,3 p.p.	+0,2 p.p.
EBITDA / Net Sales	36.5%	36.8%	39.7%	35.5%	-2,9 p.p.	+0,3 p.p.
Net Debt / EBITDA (LTM)	2.38	2.20	1.85	2.28	-	-

Ebitda: US$92 million

2Q05 Ebitda was R$ 227.6 million (US$91.7 million at the average R$/US$ exchange rate for the period), 11.1% lower in Reais than in 2Q04, but 9.2% higher in dollars. Ebitda margin (on net sales) was 3.2 percentage points lower, at 36.5%, compared with 39.7% in 2Q04.

Cash flow and financial indicators (Continued)


36.5%
36.8%
39.7%
212
228
254
1Q05
2Q05
2Q04
EBITDA - R$ million ● EBITDA margin

Consolidated figures with Ripasa

Consolidated Ebitda of Suzano Papel e Celulose in 2Q05 including Ripasa was R$ 245.9 million, or US$99.0 million, giving Ebitda margin (on net sales) of 35.5%.

Operational Capex of R$ 101.2 million in 2Q05

Total capital expenditure of R$ 101.2 million was made in 2Q05, including R$ 40.2 million on the São Paulo units, and R$ 38.4 million at Mucuri plant. A further R$ 21.4 million was invested in the Capim Branco power plant. Broken down by type of expenditure, (i) R$ 8.4 million was spent on forests for the expansion project; (ii) R$ 14.3 million was spent on industrial modernization, highlighting the R$ 4.3 million spent on the pulp plant optimization at Mucuri; and (iii) R$ 56.2 million was spent on current investments in the industrial area and forestry.

Net debt of US$909.2 million

Net debt at June 30, 2005 was R$ 2,137.1 million, or US$ 909.2 million, compared with R$ 2,372.6 million or US$ 889.9 million at the end of the previous quarter. The reduction in Reais reflects the appreciation of the Real against the dollar in the quarter. Trailing 12-month net debt/Ebitda was 2.20 at the end of June, compared with 2.38 at the end of March 2005.

Cash flow and financial indicators (Continued)

Consolidated figures with Ripasa

Net debt of R$ 2.259,4 million, or US$ 961,3 million. Considering the last twelve months Ebitda of Ripasa, the ratio net debt to ebitda was 2,18.

Debt amortization timetable


Debt schedule amortization
(US$ million)
452
371
116
160
186
186
87
256
Cash
jul/05 to jun/06
jul/06 to dec/06
2007
2008
2009
2010
2011 after

Non financial data

The non financial data related to volume, prices, unit prices and costs, in Reais and US dollar, as long as percentages of fluctuation, were not reviewed by our independent accountants.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(Unaudited)

In accordance with Corporative Governance Practices (Level 1) we are presenting the Composition of shareholders with more than 5% of voting shares direct and indirect, including individuals, at June 30, 2005 as follows:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1,477,963,325.62

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
SUZANO HOLDING S.A	94,364,159	92.18%	45,908	0.02%	94,410,067	33.09%
IPLF HOLDING S.A	8,000,000	7.81%	-		8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A - BNDESPAR	-	-	32,590,141	17.82%	32,590,141	11.42%
OTHER	10,299	0.01%	150,266,666	82.16%	150,276,965	52.69%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

COMPOSITION OF SHAREHOLDERS - SUZANO HOLDING S.A
CAPITAL - R$ 1,260,000,000.00

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
FANNY FEFER	15,843,787	27.50%	12,311,433	25.15%	28,155,220	26.42%
BETTY FEFFER	12,958,830	22.50%	10,952,396	22.37%	23,911,226	22.44%
DANIEL FEFFER	7,199,345	12.50%	5,871,697	11.99%	13,071,042	12.27%
DAVID FEFFER	7,199,345	12.50%	5,845,058	11.94%	13,044,403	12.24%
JORGE FEFFER	7,199,345	12.50%	5,842,465	11.93%	13,041,810	12.24%
RUBEN FEFFER	7,199,345	12.50%	5,840,016	11.93%	13,039,361	12.24%
OTHER	3	0.00%	2,296,935	4.70%	2,296,938	2.15%
TOTAL	**57,600,000**	**100.00%**	**48,960,000**	**100.00%**	**106,560,000**	**100.00%**

COMPOSITION OF SHAREHOLDERS - IPLF HOLDING S.A
CAPITAL - R$ 195,006,861.00

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
FANNY FEFER	53,626,886	27.50%	27	27.00%	53,626,913	27.50%
BETTY FEFFER	43,876,450	22.50%	22	22.00%	43,876,472	22.50%
DANIEL FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
DAVID FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
JORGE FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
RUBEN FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
OTHER	186	0.00%	3	3.00%	189	0.00%
TOTAL	**195,006,858**	**100.00%**	**100**	**100.00%**	**195,006,958**	**100.00%**

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL Participações- BNDESpar

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
BNDES	1	100.00%	-	0.00%	1	100.00%
TOTAL	**1**	**100.00%**	**-**	**0.00%**	**1**	**100.00%**

COMPOSITION OF SHAREHOLDERS – BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES

	Common		Preferred		Total	
Shareholders	Number of shares	%	**Number of shares**	**%**	**Number of shares**	**%**
BRAZILIAN GOVERNMENT	6,273,711,452	100.00%	-	0.00%	6,273,711,452	100.00%
TOTAL	**6,273,711,452**	**100.00%**	**-**	**0.00%**	**6,273,711,452**	**100.00%**

In accordance with Corporative Governance Practices (Level 1), we are presenting the quantity and characteristics of the shares that directly or indirectly pertain to the controlling company, executive board and members of Audit Committee, at June 30, 2005:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A

CAPITAL - R$ 1,477,963,325.62	Common		Preferred		Total	
Shareholders	Number of shares	%	**Number of shares**	**%**	**Number of shares**	**%**
CONTROLLING SHAREHOLDERS*	102,374,458	100.00%	81,592,311	44.60%	183,966,769	64.49%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
BOARD OF DIRECTORS	-	-	27,789	0.02%	27,789	0.01%
EXECUTIVE BOARD	-	-	105,237	0.06%	105,237	0.04%
FISCAL COUNCIL	-	-	11,361	0.01%	11,361	0.00%
MANAGEMENT COMMITTEE	-	-	4,505	0.00%	4,505	0.00%
OTHER SHAREHOLDERS	-	-	99,803,093	54.57%	99,803,093	34.98%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

* Including BNDES participation

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

In accordance with Corporative Governance Practices (Level 1), we are presenting the outstanding shares and the corresponding percentage compared to the total issued shares at June 30, 2005:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A

CAPITAL - R$ 1,477,963,325.62	Common		Preferred		Total	
Shareholders	Number of shares	%	**Number of shares**	**%**	**Number of shares**	**%**
SUZANO HOLDING S.A.	94,364,159	92.18%	44,419	0.02%	94,408,578	33.09%
IPLF HOLDING S.A.	8,000,000	7.81%	-	-	8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A.	-	-	32,590,141	17.82%	32,590,141	11.42%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
OTHER SHAREHOLDERS	10,299	0.01%	48,953,362	26.76%	48,963,661	17.17%
SHARES AT MARKET	-	-	99,956,374	54.66%	99,956,374	35.04%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

Notes WITHOUT Ripasa's proportional consolidation

In order to provide comparative data, we are disclosing below the main relevant notes without considering the proportional consolidation of Ripasa as of March 31, 2005:

1. Cash and Marketable Securities

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Cash and banks	**4,174**	49,968	**167,935**	221,129
Marketable securities	**697,798**	480,363	**895,107**	574,728
	701,972	530,331	**1,063,042**	795,857

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

2. Trade Accounts Receivable

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Domestic receivables	**349,426**	332,096	**349,783**	332,453
Foreign receivables				
Subsidiaries	**366,709**	262,928	**-**	-
Third parties	**7,816**	16,980	**184,394**	235,955
Discounted export receivables	**(392)**	(445)	**(392)**	(445)
Allowance for doubtful accounts	**(16,284)**	(23,663)	**(20,379)**	(28,045)
	707,275	587,896	**513,406**	539,918

3. Inventories

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Finished goods				
Pulp				
Domestic	**12,615**	20,890	**12,615**	20,890
Foreign	**-**		**21,826**	9,313
Papel				
Domestic	**152,519**	143,907	**152,519**	143,907
Foreign	**-**	-	**55,716**	50.529
Work in process	**19,224**	19,463	**19,224**	19,463
Raw materials	**77,212**	78,632	**77,212**	78,632
Maintenance and other materials	**125,271**	127,177	**125,324**	127,260
	386,841	390,069	**464,436**	449,994

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

4. Recoverable Taxes

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Recoverable social contribution tax	-	184	120	184
Recoverable income tax	511	6,702	1,412	6,702
Recoverable PIS/COFINS	7,062	7,804	7,062	7,804
State VAT (ICMS) on acquisition of PP&E	37,320	38,605	37,330	38,605
Others	1,939	2,072	2,049	2,079
	46,832	55,367	47,973	55,374
Less current assets	26,483	33,386	27,618	33,386
Non current assets	20,349	21,981	20,355	21,988

5. Deferred Income and Social Contribution Taxes

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Assets				
Income tax loss carryforward	16,888	37,031	16,888	37,031
Social contribution tax loss carryforward	3,401	10,759	3,401	10,759
Temporary differences:				
- On provisions	55.689	56.437	62,855	66,534
- On goodwill	103.659	110.138	103,659	110,138
	179,637	214,365	186,803	224,462
Less current assets	60,078	89,866	67,244	99,963
Noncurrent assets	119,559	124,499	119,559	124,499

Liabilities – Parent Company and Consolidated	Jun/2005	Mar/2005
Accelerated depreciation	14,867	14,007
Noncurrent liabilities	14,867	14,007

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

5. Income and Social Contribution Taxes (Continued)

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidated	
	Jun/2005	**Mar/2005**	**Jun/2005**	**Mar/2005**
2005	41,784	76,512	48,950	86,609
2006	49,783	49,783	49,783	49,783
2007	67,669	67,669	67,669	67,669
2008	20,401	20,401	20,401	20,401
	179,637	214,365	186,803	224,462

6. Property, Plant and Equipment

	Average annual depreciation rate	**June 30, 2005**			**March 31, 2005**
		Cost	**Depreciation**	**Net**	**Net**
Buildings	3.34%	**648,082**	**(271,783)**	**376,299**	376,562
Machinery and equipment	4.39%	**3,568,711**	**(1,477,011)**	**2,091,700**	2,082,892
Other depreciable assets	17.75%	**176,141**	**(110,149)**	**65,992**	66,695
Land and farms	-	**355,672**	-	**355,672**	345,751
Timber resources	-	**463,602**	-	**463,602**	445,196
Construction in progress	-	**165,142**	-	**165,142**	154,957
		5,377,350	**(1,858,943)**	**3,518,407**	3,472,053

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

7. Provision for Contingencies

	Parent Company		Consolidated	
	Jun/2005	Mar/2005	Jun/2005	Mar/2005
Taxes				
PIS/COFINS	72,115	67,529	72,115	67,529
PIS half-yearly computation	42,630	41,614	42,630	41,614
ICMS	15,056	15,055	15,056	15,056
Others	-	-	-	-
	129,801	124,198	129,801	124,199
Labor and civil	26,541	27,452	26,541	27,451
	156,342	151,650	156,342	151,650

8. Financing and Loans

	Index	Average annual interest rate	Parent Company June 30, 2005	Parent Company March 31, 2005	Consolidated June 30, 2005	Consolidated March 31, 2005
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (2) 9.85%	**508,679**	417,878	**560,671**	461,858
BNDES – Finem	Basket of currencies	(1) (2) 10.27%	**111,440**	103,782	**111,440**	103,782
BNDES – Finame	TJLP	(1) (2) 9.73%	**37,394**	37,499	**37,394**	37,499
BNDES – Automatic	TJLP	(1) (2) 8.76%	**3,691**	4,215	**3,691**	4,215
FINEP		6,00%	**1,617**	-	**1,617**	-
Rural credit	-	8.75%	-	1,988	-	1,988
For working capital:						
Exports financing	US$	5.30%	**1,907,100**	1,933,669	**1,907,100**	1,933,669
Foreign onlending	US$	8.68%	**29,512**	20,096	**29,512**	20,096
BNDES - Exim	TJLP	4.04%	-	-	-	-
Imports financing	US$	3.85%	**62,331**	76,915	**62,331**	76,915
Others	US$	4.50%	-	-	**9,677**	10,183
			2,661,764	2,596,042	**2,723,433**	2,650,205
Less current liabilities (includes interest payable)			**850,035**	886,233	**860,099**	896,853
Noncurrent liabilities			**1,811,729**	1,709,809	**1,863,334**	1,753,352
Long-term loans and financing mature as follows:						
2006 (July to December)			**273,107**	403,241	**273,702**	403,772
2007			**371,598**	335,004	**375,528**	338,467
2008			**430,432**	363,637	**436,164**	368,474
2009			**431,400**	364,725	**437,132**	369,562
2010			**199,678**	147,178	**205,410**	152,015
2011 onwards			**105,514**	96,024	**135,398**	121,062
			1,811,729	1,709,809	**1,863,334**	1,753,352

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

Statements of changes in financial position (WITHOUT Ripasa's proportional consolidation)

	Parent Company		Consolidated	
	Six-month periods ended			
	Jun/2005	Jun/2004	Jun/2005	Jun/2004
Working capital provided by				
Operations				
Net income for the period	**348,665**	208,601	**349,466**	204,084
Items not affecting working capital				
Depreciation, depletion and amortization	**105,514**	47,823	**105,921**	95,464
Net book expense with permanent assets disposed of	**7,362**	12,792	**7,362**	24,328
Deferred income and social contribution taxes	**20,014**	53,482	**20,014**	(24,190)
Equity pickup	**25,133**	(23,945)	**(7,776)**	208
Provision for contingencies	**10,261**	2,657	**10,261**	9,964
Exchange and monetary variations and long-term interest, net	**(179,782)**	21,592	**(181,271)**	89,345
	337,167	323,002	**303,977**	399,203
From shareholders				
Capital subscription	-	1,669	-	1,669
Capital subscription due to DSM		238,270	-	-
Equity increase with the elimination of minority interest due to DSM				115,606
		239,939		117,275
Third parties				
Long-term financing and loans	**857,478**	223,593	**873,038**	513,066
Increase in noncurrent liabilities	-	-	-	-
Long-term suppliers				15,000
Set-up of special premium reserve upon DSM	-	108,723	-	108,723
Profit on fixed asset disposals to related party no longer eliminated due to DSM	-	-	-	53,862
Reduction in noncurrent assets	-	-	-	262
Income tax incentivies		5,794	-	5,794
	857,478	338,110	**873,038**	696,707
Total working capital provided	**1,194,645**	901,051	**1,177,015**	1,213,185
Working capital used for				
Increase in investments	**742,124**	40	**742,124**	7,118
Increase in property, plant and equipment	**133,241**	136,540	**170,634**	340,922
Increase in deferred charges	-	-	-	1,599
Noncurrent assets	**34,028**	17,559	**9,143**	24,843
Transfer from noncurrent to current liabilities	**262,266**	139,290	**262,266**	447,098
Elimination of minority interest due to DSM	-	-	-	115,606
Purchase of own shares due to DSM	-	13,339	-	-
Total working capital used	**1,171,659**	306,768	**1,184,167**	937,186
(Decrease) Increase in working capital	**22,986**	594,283	**(7,152)**	275,999
Effect on working capital due to acquisition of Ripasa	-	(335,958)	-	-
Increase in working capital after acquisition of Ripasa	**22,986**	258,325	**(7,152)**	275,999
Changes in working capital				
Current assets	**(12,735)**	1,152,874	**(42,320)**	232,289
Current liabilities	**35,721**	(894,549)	**35,168**	43,710
(Decrease) Increase in working capital	**22,986**	258,325	**(7,152)**	275,999

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

Statements of cash flows (WITHOUT Ripasa's proportional consolidation)

	Parent Company		Consolidated	
	Six-month periods ended			
	June 30, 2005	**June 30, 2004**	**June 30, 2005**	**June 30, 2004**
Cash flows from operating activities				
Net income for the period	**348,665**	208,601	**349,466**	204,084
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation, depletion and amortization	**105,514**	47,823	**105,921**	95,464
Income on sale of property, plant and equipment	**(11,689)**	(5,773)	**(11,689)**	(19,207)
Equity interests in subsidiaries and affiliates	**25,133**	(23,945)	**(7,776)**	208
Amortization of goodwill				
Minority interest				
Deferred income and social contribution taxes	**55,111**	10,652	**58,845**	(73,943)
Interest and exchange and monetary variations, net	**(257,160)**	78,650	**(245,977)**	163,316
Provision for contingencies	**10,261**	2,657	**10,261**	9,964
Changes in assets and liabilities related to operations				
Decrease (increase) in accounts receivable	**64,122**	(26,146)	**46,854**	(86,027)
(Decrease) increase in other current and noncurrent assets	**(72,577)**	(23,960)	**(76,515)**	(15,583)
Decrease in other current and noncurrent liabilities	**(29,859)**	(18,441)	**(21,993)**	(140,064)
Net cash provided by the operating activities	**237,521**	250,118	**207,397**	138,212
Cash flows from investing activities				
Increase in investments	**(742,124)**	(40)	**(742,124)**	(7,118)
Increase in property, plant and equipment	**(133,241)**	(136,540)	**(170,634)**	(340,922)
Increase in deferred charges	-	-	-	(1,599)
Net effect of DSM	-	(200,264)	-	-
Income tax incentives	-	5,794	-	5,794
Proceeds generated from sales of fixed assets	**19,051**	18,565	**19,051**	43,535
Net cash used in investing activities	**(856,314)**	(312,485)	**(893,707)**	(300,310)
Cash flows from financing activities				
Capital subscription	-	1,669	-	1,669
Capital subscription due to DSM	-	238,270	-	-
Set-up of special premium reserve upon DSM	-	108,723	-	108,723
Equity increase due to elimination of minority interests	-	-	-	115,606
Profit in fixed asset disposal to related party no longer eliminated	-	-	-	53,862
Dividends and interests on own capital	**(81,496)**	(40,214)	**(81,496)**	(120,078)
Proceeds from loans and financing	**1,193,706**	391,025	**1,209,266**	808,049
Payment of loans and financing	**(445,604)**	(308,182)	**(445,604)**	(701,113)
Net cash provided by financing activities	**666,606**	391,291	**682,166**	266,718
Effects of exchange rate variation on cash and marketable securities	-	-	**(19,034)**	-
Increase (decrease) in cash and marketable securities	**47,813**	328,924	**(23,178)**	104,620
Changes in cash and marketable securities				
At beginning of the year	**654,159**	670,437	**1,086,220**	1,332,451
At end of the year	**701,972**	999,361	**1,063,042**	1,437,071
Changes in cash and marketable securities	**47,813**	328,924	**(23,178)**	104,620

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF 16.404.287/0001-55

NIRE 29.300.016.331

CONVOCATION

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an Extraordinary General Meeting to be held on August 30, 2005 at 11 a.m. (Brazilian time) at the head office of Suzano Bahia Sul Papel e Celulose S.A. ("the company"), at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suite 121, Pituba, Salvador, Bahia, Brazil, to deal with the following agenda:

a) to decide on the Protocol and Justification for Absorption of Shares and Total Split, signed on July 20, 2005 by the managements of the company, of Ripasa Participações S.A. ("Ripar"), of Votorantim Celulose e Papel S.A. ("VCP") and of Ripasa S.A. Celulose e Papel ("Ripasa") ("the Protocol"), specifically in relation to the full split of Ripar, half of its assets and liabilities being transferred to the company, and half being transferred to VCP, resulting in Ripar ceasing to exist ("the Total Split of Ripar");

b) to ratify the contracting of specialized companies to prepare Opinions valuing the companies involved in the Total Split of Ripar;

c) to decide on the Valuation Opinions referred to in "b" above; and

d) to decide on the proposal by management for the Total Split of Ripar, and the receipt by the company of an apportionment equivalent to half of the assets and liabilities of Ripar, with a consequent increase in the company's registered capital and a change in Clause 5 of its bylaws.

Salvador, July 20, 2005.

David Feffer

Chairman of the Board of Directors